Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of June 5, 2005

by and among

PROLOGIS,

PALMTREE ACQUISITION CORPORATION

and

CATELLUS DEVELOPMENT CORPORATION

i

TABLE OF CONTENTS

		Page
Section 8.9	Exhibits; Disclosure Letter	65

ARTICLE IX CERTAIN DEFINITIONS		65

Section 9.1	Certain Definitions	65

EXHIBITS

Exhibit	Title
A	Specified Holders
B	Form of Certificate of Merger
C	Form of Rule 145 Affiliate Letter

SCHEDULES

Schedule	Title
2.1(a)	Organization, Standing and Corporate Power
2.1(b)(i)	Subsidiaries
2.1(b)(ii)	Joint Ventures
2.1(c)(i)(D)	Restricted Stock; Outstanding Stock Options and Restricted Stock Units
2.1(c)(i)(F)	Dividends
2.1(c)(ii)(A)	Voting and Convertible Securities; Options
2.1(c)(ii)(B)	Remote or Special Purpose Entities of Catellus Subsidiaries
2.1(c)(ii)(C)	Registration Rights
2.1(c)(ii)(D)	Ownership of Catellus Subsidiaries By Officers and Trustees
2.1(d)(iii)	Violation; Third Party Consents
2.1(d)(iv)	Consents of Governmental Entities
2.1(f)	Absence of Certain Changes or Events
2.1(g)	Liabilities
2.1(j)	Litigation
2.1(k)	Taxes
2.1(l)(i)	Qualification of Catellus Pension Plans
2.1(l)(iii)	Employee Benefit Plans
2.1(l)(iv)	Employee Benefit Plans – Claims of Non-Compliance
2.1(l)(v)	Employee Benefit Plans – Absence of Litigation
2.1(l)(vii)	Severance Agreements
2.1(l)(viii)	Assets of Catellus Employee Benefit Plans Invested in Catellus Securities
2.1(l)(x)	Severance Agreements – Excess Parachute Payments
2.1(l)(xii)	Employee Benefit Plans – Ability to Amend or Terminate
2.1(o)	Environmental Matters
2.1(p)(i)(A)	Properties
2.1(p)(i)(A)(1)	Mortgage Debt
2.1(p)(i)(B)	Notices of Condemnation or Zoning Violations
2.1(p)(i)(C)	Properties – Third Party Ownership
2.1(p)(ii)	Title Insurance
2.1(p)(iii)	Development and Acquisition of Properties
2.1(p)(iv)	Properties – Compliance with Laws; Physical Defects
2.1(p)(v)	Tenants’ Options to Purchase
2.1(p)(vi)	Restrictions on Transfer of Catellus Properties
2.1(p)(vii)	Title
2.1(p)(viii)	Catellus Capital Allocation Plan
2.1(q)	Insurance
2.1(v)(i)	Material Contracts

Schedule	Title
2.1(v)(ii)	Mortgages
2.1(v)(iii)	Restrictions on Conduct of Business
2.1(v)(iv)	Prepayment of Indebtedness
2.1(y)	Related Party Transactions
2.1(z)	Beneficial Ownership of Catellus Common Shares
3.1(b)(v)	Commitments
3.1(b)(vi)	Encumbrances
3.1(b)(vii)	Guarantees
3.1(b)(viii)	Refinancings
3.1(b)(xi)	Catellus Employee Benefits
5.1(d)	Governmental Consents
9.1	Knowledge

v

INDEX OF DEFINED TERMS

Affiliate	65
Aggregate Cash Consideration	65
Aggregate Dissenter’s Value	65
Agreement	1
Cash Consideration	3
Cash Election Shares	4
Catellus	1
Catellus Board Designees	2
Catellus Capital Allocation Plan	26
Catellus Common Shares	1
Catellus Disclosure Letter	11
Catellus Dividend	55
Catellus Employee Benefit Plans	65
Catellus Employees	22
Catellus ERISA Affiliate	20
Catellus Excess Shares	12
Catellus Intangible Property	23
Catellus Joint Ventures	12
Catellus Material Adverse Effect	11
Catellus Material Contracts	27
Catellus Option	9
Catellus Pension Plans	20
Catellus Permits	18
Catellus Preferred Shares	12
Catellus Properties	25
Catellus Property	25
Catellus SEC Documents	16
Catellus Severance Agreements	21
Catellus Stock Option Plans	9
Catellus Stockholder Approval	27
Catellus Stockholder Meeting	14
Catellus Subsidiary	66
CERCLA	23
Certificate	3
Certificate of Merger	2
Closing	2
Closing Date	2
COBRA	52
Code	1
Commitment	43
Competing Transaction	51
Confidentiality Agreement	49
Corresponding ProLogis Dividend	56
Counter Proposal	60
DGCL	1
Dissenting Shares	10
Effective Time	2
Election Deadline	5
Election Form	4
Environmental Law	23
ERISA	20
Exchange Act	15
Exchange Agent	4
Exchange Fund	6
Exchange Ratio	3
Excluded Shares	3
Form S-4	47
GAAP	16
Hazardous Material	23
Indemnified Parties	53
Joint Proxy Statement/Prospectus	47
Knowledge	66
Law	66
Lien	12
Maximum Premium Amount	54
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Common Stock	3
Morgan Stanley	27
Net Option Payment	9
New Holdco	56
Non-Election Shares	4
Non-Transferred Employee	52
Offered Employees	52
Option Consideration	9
PCBs	23
Person	66
ProLogis	1
ProLogis Break-Up Expenses	62
ProLogis Break-Up Fee	62
ProLogis Common Shares	66
ProLogis Employee Benefit Plans	66
ProLogis Employees	35
ProLogis ERISA Affiliate	34
ProLogis Intangible Property	35
ProLogis Material Adverse Effect	29
ProLogis Material Contracts	39

ProLogis Options	30
ProLogis Pension Plans	34
ProLogis Permits	34
ProLogis Preferred Shares	30
ProLogis Properties	37
ProLogis Property	37
ProLogis SEC Documents	32
ProLogis Shareholder Approval	38
ProLogis Shareholder Meeting	31
ProLogis Stock Option Plans	30
ProLogis Subsidiary	66
Reallocated Cash Shares	6
Reallocated Stock Shares	6
REIT	19
Release	24
Rule 145 Affiliates	56
Sarbanes-Oxley Act	55
SEC	15
Securities Act	15
Series C Preferred Shares	30
Series F Preferred Shares	30
Series G Preferred Shares	30
Share Consideration	3
Share Election Shares	4
Specified Holders	1
Subsidiary	66
Superior Competing Transaction	51
Surviving Corporation	1
Takeover Statute	28
Tax	66
Tax Protection Agreement	66
Tax Return	67
Teachers Loan	67
Termination Date	60
Transfer and Gains Taxes	51
Transferred Employee	52
Voting Agreements	1
Voting Debt	67

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 5, 2005, is by and among PROLOGIS, a Maryland real estate investment trust (“ProLogis”), PALMTREE ACQUISITION CORPORATION, a Delaware corporation (“Merger Sub”), and CATELLUS DEVELOPMENT CORPORATION, a Delaware corporation (“Catellus”).

RECITALS

A. The Board of Directors of Catellus has determined that it is advisable and in the best interests of Catellus and its stockholders, and the Board of Trustees of ProLogis has determined that it is advisable and in the best interests of ProLogis and its shareholders, that, upon the terms and subject to the conditions set forth in this Agreement, Catellus will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger (the “Merger”).

B. As a condition and inducement to the willingness of ProLogis to enter into this Agreement and consummate the transactions contemplated hereby, ProLogis has required the Persons set forth on Exhibit A (collectively, the “Specified Holders”) to enter into a voting agreement, of even date herewith (the “Voting Agreements”), pursuant to which, among other things, each Specified Holder agrees to vote all shares of common stock, par value $0.01 per share, of Catellus (“Catellus Common Shares“) beneficially owned by such Specified Holder in favor of the Merger.

C. ProLogis, Catellus and Merger Sub desire to make certain representations, warranties and agreements in connection with the Merger.

D. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code“), and that this Agreement shall constitute a plan of reorganization under Section 368(a) of the Code.

AGREEMENT

In consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Catellus shall merge with and into Merger Sub, with Merger Sub being the surviving corporation of the Merger (the “Surviving Corporation”), and the separate corporate existence of Catellus shall thereupon cease. The Merger shall have the effects set forth in this Article I and the applicable provisions of the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place commencing at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third business day after satisfaction or waiver of the conditions set forth in Article V (the “Closing Date”), at the offices of Mayer, Brown, Rowe & Maw LLP, 71 South Wacker Drive, Chicago, Illinois 60606, unless another date or place is agreed to in writing by the parties hereto.

Section 1.3 Effective Time. If all the conditions to the Merger set forth in Article V shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article VII, on the Closing Date, the parties shall cause the Merger to be consummated by duly executing and filing a Certificate of Merger substantially in the form attached hereto as Exhibit B (the “Certificate of Merger“) with the Secretary of State of the State of Delaware. The Merger shall become effective upon the acceptance of the Certificate of Merger for record by the Secretary of State of the State of Delaware or at such later time that the parties hereto shall have agreed upon and designated in the Certificate of Merger (the “Effective Time”).

Section 1.4 Certificate of Incorporation and By-laws of the Surviving Corporation. The Certificate of Incorporation and by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall continue in full force and effect after the Merger as the Certificate of Incorporation and by-laws of the Surviving Corporation, until duly amended in accordance with the respective terms thereof and applicable law.

Section 1.5 Directors and Officers of the Surviving Corporation; Increase in Size of ProLogis Board of Trustees.

(a) The directors of the Surviving Corporation following the Merger shall consist of the directors of Merger Sub immediately prior to the Effective Time, who shall continue to serve for the balance of their unexpired terms or their earlier death, resignation or removal. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) The Board of Trustees of ProLogis shall cause two Catellus Board Designees to become trustees of ProLogis as of, and conditioned upon the occurrence of, the Effective Time, with a term expiring at the annual meeting of shareholders of ProLogis in 2006 or their earlier death, resignation or removal. “Catellus Board Designees“ means Nelson C. Rising and one other individual serving as a member of the Board of Directors of Catellus as of the date of this Agreement who is mutually acceptable to ProLogis and Catellus or, if ProLogis and Catellus shall not so agree, who is designated by Catellus in writing prior to the mailing of the Joint Proxy Statement/Prospectus and reasonably acceptable to ProLogis.

Section 1.6 Conversion of Equity Securities in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Catellus, ProLogis, Merger Sub or the holder of any securities of ProLogis, Catellus or Merger Sub:

(a) Each share of common stock, par value $0.01 per share (“Merger Sub Common Stock“), of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

(b) Each Catellus Common Share that is owned by Catellus, any wholly owned Subsidiary of Catellus, ProLogis or any wholly owned subsidiary of ProLogis immediately prior to the Effective Time and each Catellus Common Share that constitutes a Catellus RSU immediately prior to the Effective Time (collectively, the “Excluded Shares“), shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto (except for Catellus Common Shares that constitute Catellus RSUs immediately prior to the Effective Time, which shall be treated in accordance with Section 1.11(b)).

(c) Subject to Sections 1.7 and 1.10, each Catellus Common Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall automatically be converted into, and shall be canceled in exchange for, the right to receive, at the option of the holder, as contemplated by and subject to Section 1.7, the following:

(i) 0.822 (as it may be adjusted pursuant to Section 1.6(e), the “Exchange Ratio”) of a ProLogis Common Share (the “Share Consideration”); or

(ii) an amount in cash equal to $33.81, without interest (the “Cash Consideration”).

(d) The Share Consideration and the Cash Consideration and any cash payable in lieu of fractional ProLogis Common Shares pursuant to Section 1.10 are referred to collectively as the “Merger Consideration.” All Catellus Common Shares converted into the right to receive the Merger Consideration pursuant to Section 1.6(c) (other than Dissenting Shares, which shall be treated in accordance with Section 1.12, and Excluded Shares, which shall be canceled in accordance with Section 1.6(b)) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented such Catellus Common Shares (a “Certificate”) shall thereafter cease to have any rights with respect to such Catellus Common Shares, except the right to receive the Merger Consideration to be issued in consideration therefor and any dividends or other distributions to which holders of Catellus Common Shares become entitled in accordance with this Article I upon the surrender of such Certificate.

(e) Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the outstanding ProLogis Common Shares or Catellus Common Shares shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, the Exchange Ratio, the Share Consideration and the Cash Consideration shall be adjusted accordingly, without duplication, to provide the holders of shares of Catellus Common Shares the same economic effect as contemplated by this Agreement prior to such event.

Section 1.7 Election Procedure.

(a) As soon as practicable following the date of this Agreement, ProLogis shall designate EquiServe Shareholder Services or another agent reasonably acceptable to ProLogis and Catellus to act as agent (the “Exchange Agent”) for purposes of conducting the election procedure described in this Section 1.7 and the exchange procedure described in Section 1.8.

(b) ProLogis shall prepare a form of election, which form shall be subject to the reasonable approval of Catellus (the “Election Form”) and shall contain a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates therefore representing Catellus Common Shares shall pass, only upon proper delivery of the Certificates to the Exchange Agent), for mailing with the Joint Proxy Statement/Prospectus.

(c) The Election Form shall be mailed with the Joint Proxy Statement/Prospectus to the record holders of Catellus Common Shares as of the record date for the Catellus Stockholders Meeting. Catellus shall also use its commercially reasonable efforts to make the Election Form and the Joint Proxy Statement/Prospectus available to all Persons who become holders of Catellus Common Shares during the period between such record date and the seventh business day prior to the Election Deadline.

(d) Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation):

(i) to elect to receive the Share Consideration for one or more Catellus Common Shares held by such holder (“Share Election Shares”);

(ii) to elect to receive the Cash Consideration for one or more Catellus Common Shares held by such holder (“Cash Election Shares”); and

(iii) to indicate that such holder makes no such election with respect to one or more Catellus Common Shares held by such holder (“Non-Election Shares“).

(e) Nominee record holders who hold Catellus Common Shares on behalf of multiple beneficial owners shall indicate how many of the Catellus Common Shares held by the nominee will be Share Election Shares, Cash Election Shares or Non-Election Shares, respectively.

(f) If a holder of Catellus Common Shares either (i) does not submit a properly completed Election Form prior to the Election Deadline or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the Catellus Common Shares held by such Person shall be treated as Non-Election Shares.

(g) Any election to receive the Share Consideration or the Cash Consideration shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 p.m., Eastern Time, on the date that is one (1) business day before the date of the Catellus Stockholder Meeting or such other date as ProLogis and Catellus shall mutually agree upon (the “Election Deadline”). An Election Form will be properly completed only if accompanied by Certificates duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or accompanied by an appropriate guarantee of delivery of such Certificates, provided such Certificates are in fact delivered to the Exchange Agent within three (3) New York Stock Exchange trading days after the date of execution of such guarantee of delivery) representing all Catellus Common Shares covered thereby. Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent prior to the Election Deadline. In addition, all Election Forms shall be deemed to be automatically revoked if this Agreement is terminated in accordance with Article VII. Any Certificate or Certificates representing Catellus Common Shares relating to any revoked Election Form shall be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent.

(h) ProLogis shall have reasonable discretion to determine, which it may delegate in whole or in part to the Exchange Agent, when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of ProLogis (or the Exchange Agent) regarding such matters shall be binding and conclusive. None of the parties to this Agreement or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form submitted to the Exchange Agent. The Exchange Agent shall make all computations contemplated by this Section 1.7 and all such computations shall be conclusive and binding on the holders of Catellus Common Shares.

(i) By the later of (x) the Effective Time and (y) seven (7) days after the Election Deadline, the Exchange Agent shall effect an allocation of the Share Consideration and the Cash Consideration in accordance with the Election Forms as follows:

(i) If the number of Cash Election Shares times the Cash Consideration is less than the Aggregate Cash Consideration, then:

(A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration;

(B) Non-Election Shares shall be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Cash Consideration equal the Aggregate Cash Consideration. If less than all of the Non-Election Shares need to be treated as Cash Election Shares in order to have the total number of Cash Election Shares times the Cash Consideration equal the Aggregate Cash Consideration, then the Exchange Agent shall select which Non-Election Shares shall be treated as Cash Election Shares in accordance with Section 1.7(j), and all remaining Non-Election Shares shall thereafter be treated as Share Election Shares;

(C) if the total number of Cash Election Shares (including any Non-Election Shares treated as such) times the Cash Consideration remains less than the Aggregate Cash Consideration, then the Exchange Agent shall convert (on a pro rata basis as described in Section 1.7(j)) a sufficient number of Share Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares (including any Non-Election Shares treated as such) plus the number of Reallocated Cash Shares times the Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive the Cash Consideration; and

(D) the Share Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Share Consideration.

(ii) If the number of Cash Election Shares times the Cash Consideration is greater than the Aggregate Cash Consideration, then:

(A) all Share Election Shares and all Non-Election Shares shall be converted into the right to receive the Share Consideration;

(B) the Exchange Agent shall convert (on a pro rata basis as described in Section 1.7(j)) a sufficient number of Cash Election Shares into Share Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive the Share Consideration; and

(C) the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive the Cash Consideration.

(iii) If the number of Cash Election Shares times the Cash Consideration is equal to the Aggregate Cash Consideration, then Sections 1.7(i)(i) and 1.7(i)(ii) shall not apply and (A) all Non-Election Shares and all Share Election Shares shall be converted into the right to receive the Share Consideration and (B) all Cash Election Shares shall be converted into the right to receive the Cash Consideration.

(j) In the event that the Exchange Agent is required pursuant to Section 1.7(i)(i)(C) to convert some Share Election Shares into Reallocated Cash Shares, such conversion shall be allocated on a pro rata basis among the Share Election Shares. In the event the Exchange Agent is required pursuant to Section 1.7(i)(ii)(B) to convert some Cash Election Shares into Reallocated Stock Shares, such conversion shall be allocated on a pro rata basis among the Cash Election Shares. In the event the Exchange Agent is required pursuant to Section 1.7(i)(i)(B) to convert some Non-Election Shares into Cash Election Shares or Share Election Shares, such conversion shall be allocated on a pro rata basis among Non-Election Shares.

Section 1.8 Exchange Procedure.

(a) Prior to the Effective Time, for the benefit of the holders of Certificates, ProLogis shall deliver to the Exchange Agent (i) certificates representing ProLogis Common Shares sufficient to deliver the aggregate Share Consideration and (ii) the Aggregate Cash Consideration payable pursuant to this Article I and cash from time to time as required to make payment in lieu of any fractional shares of ProLogis Common Shares (collectively, the “Exchange Fund“). If at any time after the Effective Time, the Exchange Fund is insufficient to pay the Merger Consideration, then ProLogis shall immediately deposit cash or additional ProLogis Common Shares, as applicable, in an amount equal to such deficiency. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the ProLogis Common Shares held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such ProLogis Common Shares for the account of the Persons entitled thereto.

(b) After completion of the allocation contemplated by Section 1.7(i), each holder of an outstanding Certificate or Certificates who has surrendered such Certificate or Certificates to the Exchange Agent shall, upon acceptance thereof by the Exchange Agent, be entitled to receive (i) a certificate or certificates representing the number of whole ProLogis Common Shares into which the aggregate number of Share Election Shares previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement, (ii) cash in lieu of fractional shares, (iii) the amount of cash which the aggregate number of Cash Election Shares previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement and (iv) the aggregate amount of any distributions declared but unpaid as of the Effective Time with respect to the Catellus Common Shares represented by such Certificate or Certificates or declared and paid after the Effective Time on the ProLogis Common Shares into which the aggregate number of Share Election Shares previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement, in each case without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding Certificate that prior to the Effective Time represented Catellus Common Shares and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence the right to receive the Share Consideration or the right to receive the Cash Consideration into which such Catellus Common Shares shall have been converted. After the Effective Time, there shall be no further transfer on the records of Catellus or the Surviving Corporation of Certificates representing Catellus Common Shares, and if such Certificates are presented to ProLogis or the Surviving Corporation for transfer, they shall be canceled against delivery of certificates for the Share Consideration or the Cash Consideration, or both, as hereinabove provided. No dividends on ProLogis Common Shares that are declared after the Effective Time shall be remitted to any Person entitled to receive ProLogis Common Shares under this Agreement until such Person surrenders the Certificate or Certificates representing Catellus Common Shares, at which time such dividends shall be remitted to such Person (assuming such dividends are payable on or prior to the date on which such Certificate or Certificates are surrendered), without interest. In the case of the Certificates representing Dissenting Shares, each Certificate representing Dissenting Shares shall be deemed at any time after the Effective Time for all purposes to represent only the right to receive the fair value of such Dissenting Shares pursuant to the DGCL.

(c) Appropriate transmittal materials in a form satisfactory to ProLogis and Catellus (including a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) shall be mailed as soon as practicable after the Effective Time to each holder of record of Catellus Common Shares as of the Effective Time who did not previously submit a properly completed Election Form. ProLogis shall not be obligated to deliver cash and/or a certificate or certificates representing ProLogis Common Shares to which a holder of Catellus Common Shares would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing Catellus Common Shares for exchange as provided in this

Section 1.8, or, in lieu thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required by ProLogis or the Exchange Agent. If any certificates evidencing ProLogis Common Shares are to be issued in a name other than that in which the Certificate evidencing Catellus Common Shares surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for ProLogis Common Shares in any name other than that of the registered holder of the Certificate surrendered, or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) Any portion of the Share Consideration or Cash Consideration delivered to the Exchange Agent by ProLogis pursuant to Section 1.8(a) that remains unclaimed by the shareholders of Catellus for one year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to ProLogis. Any shareholders of Catellus who have not theretofore complied with Section 1.7 or 1.8 shall thereafter look only to ProLogis for the consideration deliverable in respect of each Catellus Common Share such shareholder holds as determined pursuant to this Agreement, without any interest thereon. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of Catellus Common Shares represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. The parties to this Agreement and the Exchange Agent shall be entitled to rely upon the stock transfer books of Catellus to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto.

Section 1.9 Rights as Shareholders; Share Transfers. At the Effective Time, holders of Catellus Common Shares shall cease to be, and shall have no rights as, shareholders of Catellus other than to receive the Merger Consideration provided under this Article I. After the Effective Time, there shall be no transfers on the stock transfer books of Catellus or the Surviving Corporation of shares of Catellus Common Shares.

Section 1.10 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for a fractional ProLogis Common Share shall be issued in connection with the Merger. Each holder of Catellus Common Shares who otherwise would have been entitled to a fraction of a ProLogis Common Share (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying (x) the fractional share interest to which such holder would otherwise be entitled by (y) the average closing price of a ProLogis Common Share on the New York Stock Exchange on the ten (10) trading days immediately preceding the Effective Time (as reported in the Wall Street Journal, or if not reported therein, in another authoritative source), rounded to the nearest whole cent. As promptly as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify ProLogis, and ProLogis shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Section 1.8. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

Section 1.11 Share Options; Restricted Stock and Restricted Stock Units.

(a) Prior to the Effective Time, Catellus shall take all actions necessary and appropriate, or in the case of options granted under the 1991 Plan, 1995 Plan and Executive Stock Option Plan, shall use its commercially reasonable efforts to obtain the necessary consents of holders of such options, to provide that, as of the Effective Time, each then outstanding option to purchase Catellus Common Shares (“Catellus Option”) under any employee stock option or compensation plan or arrangement of Catellus (the “Catellus Stock Option Plans”) whether or not exercisable and vested at the Effective Time shall be canceled and, in exchange therefor, each former holder of any such canceled Catellus Option shall be entitled to receive, in consideration of such cancellation, an amount equal to the Option Consideration subject to applicable tax withholding. For purposes of this Agreement, the term “Option Consideration” with respect to a Catellus Option means an amount equal to the product of (x) the total number of Catellus Common Shares subject to such Catellus Option immediately prior to its cancellation and (y) the excess, if any, of (i) $33.81 over (ii) the exercise price per share subject to such Catellus Option. The “Net Option Payment” is the Option Consideration reduced by such aggregate amount as is required to be withheld with respect to the Option Consideration under any provision of federal, state, local or foreign Tax law. Each former holder of any canceled Catellus Option shall receive the Net Option Payment in the form of (i) a number of ProLogis Common Shares equal to 65% of the Net Option Payment (based on the closing price of a ProLogis Common Share on the last business day immediately prior to the Closing Date) and (ii) an amount of cash equal to 35% of the Net Option Payment. As soon as practicable following the Effective Time, ProLogis shall provide each holder of Catellus Options that are canceled pursuant to this Section 1.11(a) with a payment as described in this Section 1.11(a), and any such canceled Catellus Options shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment described in this Section 1.11(a). By virtue of the foregoing treatment of the Catellus Options, the parties agree that no Person shall have any right under or with respect to any Catellus Option after the Effective Time other than the right to receive the applicable payment (if any) due pursuant to this Section 1.11(a).

(b) Prior to the Effective Time, Catellus shall take all actions necessary and appropriate to provide that, as of the Effective Time, each restricted stock award and each restricted stock unit award (including all restricted stock, restricted stock units and performance unit awards granted pursuant to Catellus’s Long-Term Incentive Plan and Catellus’s Transition Incentive Plan, director stock units and restricted director stock units) (the “Catellus RSUs”) granted under the Catellus Stock Option Plans whether or not vested at the Effective Time shall be canceled and, in exchange therefor, each former holder of any such canceled Catellus RSU shall be entitled to receive, in consideration of such cancellation, an amount equal to the RSU Consideration subject to applicable tax withholding. For purposes of this Agreement, the term “RSU Consideration” means with respect to a Catellus RSU an amount equal to the product of (x) the total number of Catellus Common Shares subject to such Catellus RSU immediately prior to its cancellation and (y) $33.81. The “Net RSU Payment” is the RSU Consideration reduced by such aggregate amount as is required to be withheld with respect to the RSU Consideration under any provision of federal, state, local or foreign Tax law. Each former holder of any canceled Catellus RSU shall receive a Net RSU Payment in the form of (i) a number of ProLogis Common Shares equal to 65% of the Net RSU Payment (based on the closing price of a ProLogis Common Share on the last business day immediately prior to the Closing Date) and

(ii) an amount of cash equal to 35% of the Net RSU Payment. As soon as practicable following the Effective Time, ProLogis shall provide each holder of Catellus RSUs that are canceled pursuant to this Section 1.11(b) with a payment as described in this Section 1.11(b), and any such canceled Catellus RSU shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment described in this Section 1.11(b). By virtue of the foregoing treatment of the Catellus RSUs, the parties agree that no Person shall have any right under or with respect to any Catellus RSU after the Effective Time other than the right to receive the applicable payment (if any) due pursuant to this Section 1.11(b).

(c) As of the Effective Time, the Catellus Stock Option Plans shall be terminated and no further awards or grants shall be made thereunder.

Section 1.12 Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary, Catellus Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of the approval of this Agreement and the Merger or consented thereto in writing and who have properly demanded appraisal for such Catellus Common Shares in accordance with the DGCL (the “Dissenting Shares“) shall not be converted into the right to receive the Merger Consideration in accordance with Section 1.6, but shall represent and become the right to receive such consideration as may be determined to be due such holders pursuant to the Laws of the State of Delaware, unless and until any such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or otherwise loses its right to appraisal, such holder’s Catellus Common Shares shall be treated as if they had been converted as of the Effective Time into the right to receive, upon surrender as provided above, the Cash Consideration, without any interest, and such Catellus Common Shares shall no longer be Dissenting Shares. Catellus shall give ProLogis prompt notice of any demands received by Catellus for appraisal of Catellus Common Shares, and ProLogis shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of ProLogis or as may otherwise be required by applicable Law, Catellus shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 1.13 Tax Treatment. The parties intend, that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization under Section 368(a) of the Code and that this Agreement shall constitute a plan of reorganization under Section 368(a) of the Code.

Section 1.14 Withholding Rights. Each of the Exchange Agent, ProLogis and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article I such amounts as it is required to deduct and withhold under any provision of federal, state, local or foreign Tax law. If the Exchange Agent, ProLogis or the Surviving Corporation so withholds or deducts any amount, such amount shall be treated for all purposes under this Agreement as having been paid to the holder of the Catellus Common Shares, Catellus Options or Catellus RSUs in respect of which the Exchange Agent, ProLogis or the Surviving Corporation, as the case may be, made such deduction or withholding.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Catellus. Catellus represents and warrants to ProLogis and Merger Sub as follows:

(a) Organization, Standing and Corporate Power of Catellus. Catellus is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Catellus is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have, or would not be reasonably expected to have, a Catellus Material Adverse Effect. “Catellus Material Adverse Effect“ means (x) a material adverse effect on the business, properties, assets, condition (financial or otherwise) or results of operations of Catellus and the Catellus Subsidiaries, taken as a whole, or (y) the effect of preventing or materially delaying the performance by Catellus of any of its obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement; provided, however, that a Catellus Material Adverse Effect shall not include any change with respect to Catellus or any Catellus Subsidiary to the extent resulting from or attributable to (i) any change in general national or international economic, financial or political conditions or events, including the effects of terrorist acts that do not result in the destruction or material physical damage of a material portion of Catellus’s real properties, (ii) the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or (iii) any change in conditions generally affecting the securities markets or the industry in which Catellus and the Catellus Subsidiaries operate that does not affect Catellus or any Catellus Subsidiary to a materially greater extent than such change affects other Persons in the industry in which Catellus and the Catellus Subsidiaries operate. Catellus has heretofore made available to ProLogis complete and correct copies of the Catellus Certificate of Incorporation, as amended and supplemented to the date hereof, and the Catellus By-laws, as amended to the date hereof. Each jurisdiction in which Catellus is qualified or licensed to do business and each assumed name under which it conducts business in any jurisdiction are identified in Schedule 2.1(a) of the Disclosure Letter dated as of the date of this Agreement and delivered to ProLogis in connection with the execution hereof (the “Catellus Disclosure Letter”).

(b) Catellus Subsidiaries; Catellus Joint Ventures. (i) Each Catellus Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Catellus Subsidiary that is a partnership, limited liability company or trust is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Catellus Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect. Except as disclosed in Schedule 2.1(b)(i) of the Catellus Disclosure Letter, all outstanding shares of capital stock of each Catellus Subsidiary that is a corporation have been duly authorized, are validly issued, fully paid and nonassessable, and are not subject to any preemptive rights and are owned by Catellus or another Catellus Subsidiary and are so owned free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (each, a “Lien” and, collectively, “Liens”. Except as disclosed in Schedule 2.1(b)(i) of the Catellus Disclosure Letter, all equity interests in each Catellus Subsidiary or Catellus Joint Venture owned by Catellus or a Catellus Subsidiary that is a partnership, limited liability company, trust or other entity, have been duly authorized and are validly issued and are owned by Catellus or another Catellus Subsidiary and are so owned free and clear of all Liens. Schedule 2.1(b)(i) of the Catellus Disclosure Letter sets forth (A) all Catellus Subsidiaries and their respective jurisdictions of incorporation or organization and (B) each owner and the respective amount of such owner’s equity interest in each Catellus Subsidiary.

(ii) Schedule 2.1(b)(ii) of the Catellus Disclosure Letter sets forth (A) all Catellus Joint Ventures and their respective jurisdictions of incorporation or organization and (B) Catellus’s equity interest in such Catellus Joint Venture and, to the Knowledge of Catellus, each other owner and the respective amount of such owner’s equity interest in each Catellus Joint Venture. Except for the capital stock of, or other equity interests in, the Catellus Subsidiaries and the other interests disclosed in Schedule 2.1(b)(ii) of the Catellus Disclosure Letter (such other interests, the “Catellus Joint Ventures”), neither Catellus nor any of the Catellus Subsidiaries owns any capital stock or other ownership interest in any Person. Neither Catellus nor any Catellus Subsidiary is in default under any agreement, document or contract governing its rights in, or obligations to, the Catellus Joint Ventures which default is, or could, with the passage of time, result in, a breach under such agreement, document or contract, except for defaults which, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect. To the Knowledge of Catellus, the other parties to such agreements, documents and contracts are not in material breach of any of their respective obligations under such agreements, documents or contracts.

(c) Capital Structure.

(i) Shares of Stock.

(A) The authorized capital of Catellus consists of (1) 150,000,000 Catellus Common Shares, (2) 50,000,000 shares of preferred stock, par value $0.01 per share (“Catellus Preferred Shares“), and (3) 50,000,000 shares of excess stock, par value $0.01 per share (“Catellus Excess Shares“).

(B) As of the date of this Agreement, (1) 104,159,590 Catellus Common Shares are issued and outstanding, including 510,964 restricted shares under the Catellus Option Plans, (2) no Catellus Preferred Shares are issued and outstanding, and (3) no Catellus Excess Shares are issued and outstanding. All outstanding Catellus Common Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right.

(C) As of the date of this Agreement, (1) 782,728 Catellus Common Shares are reserved for issuance upon exercise of outstanding Catellus Options and (2) 1,419,159 Catellus Common Shares are reserved for issuance upon payment of outstanding Catellus RSUs (not including the 510,964 restricted shares referred to in clause (B) above). All such Catellus Common Shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right.

(D) Except as provided herein or as disclosed in Schedule 2.1(c)(i)(D) of the Catellus Disclosure Letter, there are no outstanding restricted Catellus Common Shares, performance share awards, restricted stock units (including performance units), stock options, stock appreciation rights or dividend equivalent rights relating to the shares of Catellus’s capital stock.

(E) There is no Voting Debt of Catellus or any Catellus Subsidiary outstanding.

(F) Except as disclosed in Schedule 2.1(c)(i)(F) of the Catellus Disclosure Letter, all dividends or distributions on securities of Catellus or any Catellus Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.

(ii) Miscellaneous

(A) Except as set forth in this Section 2.1(c) or in Schedule 2.1(c)(ii)(A) of the Catellus Disclosure Letter, there are issued and outstanding or reserved for issuance: (1) no Voting Debt or other voting securities or equity securities of Catellus; (2) no securities of Catellus or any Catellus Subsidiary or securities or assets of any other entity convertible into or exchangeable for Voting Debt or other voting securities or equity securities of Catellus or any Catellus Subsidiary; and (3) no subscriptions, options, warrants, conversion rights, calls, performance stock awards, stock appreciation rights or phantom stock rights, rights of first refusal, rights (including preemptive rights), commitments or arrangements or agreements to which Catellus or any Catellus Subsidiary is a party or by which it is bound obligating Catellus or any Catellus Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Voting Debt or other voting securities or equity securities of Catellus or of any Catellus Subsidiary, or obligating Catellus or any Catellus Subsidiary to grant, extend or enter into any such subscription, option, warrant, conversion right, call, performance stock award, stock appreciation right or phantom stock right, right of first refusal, right, commitment or arrangement or agreement. Except as set forth in Schedule 2.1(c)(ii)(A) of the Catellus Disclosure Letter or otherwise in this Section 2.1(c), there are no awards outstanding under the Catellus Stock Option Plans.

(B) Except for this Agreement and the Voting Agreements, there are no (x) shareholder agreements, voting trusts or other agreements or understandings relating to the voting of any capital stock of Catellus or any Catellus Subsidiary or interests in any Catellus Subsidiary or (y) agreements or understandings relating to the sale or transfer of any shares of Catellus or any ownership interests in any Catellus Subsidiary, in the case of (x) and (y) to which Catellus or any Catellus Subsidiary is a party other than as provided in the organizational documents of Catellus, any Catellus Subsidiary or any Catellus Joint Venture and other than as listed on Schedule 2.1(c)(ii)(B) of the Catellus Disclosure Letter. Except as set forth in the applicable organizational documents of any Catellus Subsidiary or as imposed and required by lenders in connection with bankruptcy remote or special purpose entities that are Subsidiaries, which bankruptcy remote or special purpose entities are specified in Schedule 2.1(c)(ii)(B) of the Catellus Disclosure Letter, there are no restrictions on Catellus’s ability to vote the equity interests of any of the Catellus Subsidiaries.

(C) Except as set forth in Schedule 2.1(c)(ii)(C) of the Catellus Disclosure Letter, no holder of securities in Catellus (other than Catellus Common Shares that will be converted pursuant to Section 1.6) or any Catellus Subsidiary has any right to have such securities registered by Catellus or any Catellus Subsidiary, as the case may be. All prior issuances of securities by Catellus or any Catellus Subsidiary were, in all material respects, made in compliance with all applicable federal and state securities Laws.

(D) Except as set forth in Schedule 2.1(c)(ii)(D) of the Catellus Disclosure Letter, there are no Catellus Subsidiaries or Catellus Joint Ventures in which any officer or director of Catellus or any Catellus Subsidiary owns any shares of beneficial interest, capital stock or other securities. Schedule 2.1(c)(ii)(D) of the Catellus Disclosure Letter sets forth a true, accurate and complete list of: (1) the name of any such officer or director owning beneficial interests, capital stock or other securities in any Catellus Subsidiary, (2) the name of the entity or entities in which such officer or director owns an interest, and (3) the type and amount of beneficial interests, capital stock or other securities owned by such officer or director in such entities. There are no agreements or understandings between Catellus or any Catellus Subsidiary and any Person listed in Schedule 2.1(c)(ii)(D) of the Catellus Disclosure Letter that could cause such Person to be treated as holding any beneficial interest, capital stock or security in Catellus or any Catellus Subsidiary or as an agent for, or nominee of, Catellus or any Catellus Subsidiary.

(d) Authority; No Violations; Consents and Approval.

(i) The Board of Directors of Catellus has approved and declared advisable the Merger and the other transactions contemplated by this Agreement and has authorized that the Merger be submitted for consideration at a special meeting of the Catellus stockholders (the “Catellus Stockholder Meeting”). Catellus has all requisite power and authority to enter into this Agreement and, subject, with respect to the consummation of the Merger, to receipt of the Catellus Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Catellus, subject, with respect to the consummation of the Merger, to receipt of the Catellus Stockholder Approval.

(ii) This Agreement has been duly executed and delivered by Catellus and, subject, with respect to the consummation of the Merger, to receipt of the Catellus Stockholder Approval and assuming this Agreement constitutes the valid and binding obligation of ProLogis and Merger Sub, constitutes a valid and binding obligation of Catellus and is enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(iii) Except as set forth in Schedule 2.1(d)(iii) of the Catellus Disclosure Letter, the execution and delivery of this Agreement by Catellus do not, and the consummation of the transactions contemplated hereby, and compliance with the provisions hereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of Catellus or any of the Catellus Subsidiaries under or require the consent or approval of any third party under, any provision of (A) the Catellus Certificate of Incorporation or the Catellus By-laws or any provision of the comparable charter or organizational documents of any of the Catellus Subsidiaries, (B) any Catellus Material Contract (it being understood that no representation is being given as to whether the Surviving Corporation and the Catellus Subsidiaries will be in compliance with any financial covenants contained therein following the Merger), or (C) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Schedules 2.1(d)(iii) and (iv) of the Catellus Disclosure Letter are duly and timely obtained or made and the Catellus Stockholder Approval is obtained, any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to Catellus or any of the Catellus Subsidiaries, or any of their respective properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect.

(iv) Except as set forth in Schedule 2.1(d)(iv) of the Catellus Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to Catellus or any of the Catellus Subsidiaries in connection with the execution and delivery of this Agreement by Catellus or the consummation by Catellus of the transactions contemplated hereby, except for: (A) the filing with the Securities and Exchange Commission (the “SEC”) of (1) (a) the Joint Proxy Statement/Prospectus or (b) other documents otherwise required in connection with the transactions contemplated hereby and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such other compliance with the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act“), and the rules and regulations thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (B) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Secretary of State of the State of Delaware; (C) such filings and approvals as may be required by any applicable Environmental Laws as more specifically described in Schedule 2.1(d)(iv) of the Catellus Disclosure Letter; (D) such filings as may be required under applicable federal and state securities laws, and (E) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect.

(e) SEC Documents. Catellus has made available to ProLogis (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by either Catellus or any Catellus Subsidiary with the SEC since January 1, 2002 (the “Catellus SEC Documents”), which are all of the documents required to have been filed by any of them with the SEC since that date. As of their respective dates, the Catellus SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Catellus SEC Documents and none of the Catellus SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Catellus SEC Documents filed and publicly available prior to the date of this Agreement. As of the date hereof, neither Catellus nor any Catellus Subsidiary has any outstanding and unresolved comments from the SEC with respect to the Catellus SEC Documents. The consolidated financial statements of Catellus and Catellus Subsidiaries included in the Catellus SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Catellus and the Catellus Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Catellus and the Catellus Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Catellus SEC Documents filed and publicly available prior to the date of this Agreement. No Catellus Subsidiary is required to make any filing with the SEC.

(f) Absence of Certain Changes or Events. Except as disclosed or reflected in the Catellus SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Schedule 2.1(f) of the Catellus Disclosure Letter or as otherwise permitted by this Agreement (including any action or events permitted by Section 3.1), since December 31, 2004 there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of Catellus’s capital stock except for regular quarterly dividends on the Catellus Common Shares; (B) any amendment of any term of any outstanding equity security of Catellus or any Catellus Subsidiary; (C) any repurchase, redemption or other acquisition by Catellus or any Catellus Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Catellus or any Catellus Subsidiary; (D) any change in any method of accounting or accounting practice or any tax method, practice or election by Catellus or any Catellus Subsidiary that would materially affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (E) any Catellus Material Adverse Effect; (F) any (1) amendment of any employment, consulting, severance, retention or other agreement between Catellus and any officer or director of Catellus; (2) grant of any severance or termination pay to any director or officer of Catellus or any Catellus Subsidiary; (3) entering into of any employment agreement with any director or officer of Catellus or any Catellus Subsidiary; (4) material increase in any benefits payable under any existing severance or termination pay policies or employment agreements; or (5) increase in compensation, bonus or other benefits payable to directors or officers of Catellus or any Catellus Subsidiary; (G) any incurrence, assumption or guarantee by Catellus or any Catellus Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices; (H) any creation or assumption by Catellus or any Catellus Subsidiary of any Lien in an amount, individually or in the aggregate, in excess of $50 million on any asset other than in the ordinary course of business consistent with past practices; or (I) any making of any loan, advance or capital contribution to or investment in any Person in an amount exceeding $25 million or (ii) except for the issuance of awards under the Catellus Stock Option Plans and the issuance of Catellus Common Shares, any split, combination or reclassification of any of Catellus’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for, or giving the right to acquire by exchange or exercise, capital stock or any issuance of an ownership interest in, any Catellus Subsidiary.

(g) No Undisclosed Material Liabilities. Except as disclosed in the Catellus SEC Documents, as set forth in Schedule 2.1(g) of the Catellus Disclosure Letter or as otherwise would not reasonably be expected to have a Catellus Material Adverse Effect, there are no liabilities of Catellus or any of the Catellus Subsidiaries or Catellus Joint Ventures, whether accrued, contingent, absolute or determined, and, to Catellus’s Knowledge, there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than: (i) liabilities adequately provided for on the balance sheet of Catellus dated as of December 31, 2004 (including the notes thereto); (ii) liabilities adequately provided for on the balance sheets of the Catellus Joint Ventures dated as of December 31, 2004; or (iii) liabilities incurred in the ordinary course of business subsequent to December 31, 2004. Schedule 2.1(g) of the Catellus Disclosure Letter sets forth a complete list of all material loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments existing at the date of this Agreement pursuant to which any material indebtedness of Catellus, any Catellus Subsidiary or, to Catellus’s Knowledge, any Catellus Joint Venture is outstanding or may be incurred and the respective principal amounts outstanding thereunder as of May 31, 2005.

(h) No Default. None of Catellus, any of the Catellus Subsidiaries or, to Catellus’s Knowledge, any of the Catellus Joint Ventures is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Catellus Certificate of Incorporation or the Catellus By-laws or the comparable charter or organizational documents of any of the Catellus Subsidiaries or Catellus Joint Ventures, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Catellus or any of the Catellus Subsidiaries or any Catellus Joint Venture is a party or by which Catellus, any of the Catellus Subsidiaries, any Catellus Joint Venture or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Catellus, any of the Catellus Subsidiaries or any of the Catellus Joint Ventures, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect.

(i) Compliance with Applicable Laws. Catellus, the Catellus Subsidiaries and, to Catellus’s Knowledge, the Catellus Joint Ventures hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Catellus Permits”), except where the failure so to hold such Catellus Permits, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect. Catellus and the Catellus Subsidiaries are in compliance with the terms of the Catellus Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect. Except as disclosed in the Catellus SEC Documents, the businesses of Catellus and the Catellus Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect. Except as set forth in the Catellus SEC Documents, no investigation or review by any Governmental Entity with respect to Catellus, any Catellus Subsidiary or, to Catellus’s Knowledge, any Catellus Joint Venture is pending or, to Catellus’s Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect.

(j) Litigation. Except as disclosed in the Catellus SEC Documents or as set forth in Schedule 2.1(j) of the Catellus Disclosure Letter and except for routine litigation arising from the ordinary course of business of Catellus, the Catellus Subsidiaries and the Catellus Joint Ventures which are adequately covered by insurance, there is no suit, action or proceeding pending or, to the Knowledge of Catellus, threatened against Catellus, any Catellus Subsidiary or, to Catellus’s Knowledge, any Catellus Joint Venture or any of their respective properties or assets that, individually or in the aggregate, would reasonably be expected to have a Catellus Material Adverse Effect.

(k) Taxes. Except as set forth in Schedule 2.1(k) of the Catellus Disclosure Letter:

(i) Each of Catellus and the Catellus Subsidiaries has timely filed all material Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so). Catellus and each Catellus Subsidiary has paid (or Catellus has paid on its behalf), all material Taxes that are shown as due and payable on such Tax Returns. True, correct and complete copies of all U.S. federal, state and local Tax Returns for Catellus and each Catellus Subsidiary with respect to tax years commencing on or after January 1, 1999, and all written communications with any Tax authority relating to such Tax Returns, have been delivered or made available to ProLogis or representatives of ProLogis. In addition, all written communications with any Tax authority requested by ProLogis or its representatives have been delivered or made available to representatives of ProLogis. With respect to Tax years commencing on or after January 1, 1999 and other open years, all transactions and Tax positions with material Tax consequences to Catellus or any Catellus Subsidiary have been disclosed to ProLogis or its representatives. All material Taxes which Catellus or the Catellus Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by law. Catellus believes that the most recent audited financial statements contained in the Catellus SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve for all material Taxes payable by Catellus and the Catellus Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Catellus and each Catellus Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. Catellus has incurred no liability for any material Taxes under Sections 857(b), 860(c) or 4981 of the Code, IRS Notice 88-19, Treasury Regulation Section 1.337(d)-5, or Treasury Regulation Section 1.337(d)-6 including any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither Catellus nor any of the Catellus Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax will be imposed upon Catellus or any Catellus Subsidiary pursuant to Sections 857 or 4981 of the Code. Neither Catellus nor any Catellus Subsidiary is the subject of any audit, examination, or other proceeding in respect of U.S. federal, state, local and foreign income Taxes and, to the Knowledge of Catellus, no audit, examination or other proceeding in respect of U.S. federal, state, local and foreign income Taxes involving Catellus or any Catellus Subsidiary is being considered by any Tax authority. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of Catellus or any Catellus Subsidiary, proposed) against Catellus or any of the Catellus Subsidiaries, including claims by any taxing authority in a jurisdiction where Catellus or any Catellus Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of Catellus or the Catellus Subsidiaries except for statutory Liens for Taxes not yet due.

(ii) Catellus (A) for each taxable year beginning with its taxable year ended on December 31, 2004 and ending at the Effective Time, has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate, consistent with the requirements for qualification and taxation as a REIT through the Effective Time and (C) has not taken or omitted to take any action which could reasonably be expected to result in the loss of its status as a REIT, and no such challenge is pending, or to Catellus’s Knowledge, threatened. Each Catellus Subsidiary which is a partnership, joint venture or limited liability company has since its acquisition by Catellus been classified for U.S. federal income tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. Each Catellus Subsidiary which is a corporation, has since the later of January 1, 2004 or its acquisition by Catellus been a REIT, a qualified REIT subsidiary under Section 856(i) of the Code or a taxable REIT subsidiary under Section 856(l) of the Code.

(iii) As of the date of this Agreement, Catellus does not have any earnings and profits attributable to Catellus or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(iv) None of Catellus, any of the Catellus Subsidiaries or any of the Catellus Joint Ventures is (i) subject, directly or indirectly, to any Tax Protection Agreement or (ii) in violation of or in default under any Tax Protection Agreement.

(v) To Catellus’s Knowledge, as of the date hereof, Catellus is a “domestically-controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

(vi) Neither Catellus nor any Catellus Subsidiary is a party to any Tax allocation or sharing agreement.

(vii) Catellus does not have any liability for the Taxes of any person other than Catellus and the Catellus Subsidiaries, and the Catellus Subsidiaries do not have any liability for the Taxes of any person other than Catellus and the Catellus Subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

(l) Pension and Benefit Plans; ERISA.

(i) Except as set forth in Schedule 2.1(l)(i) of the Catellus Disclosure Letter, all “employee pension benefit plans,” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), maintained or contributed to by Catellus or any of the Catellus Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Catellus under Section 414(b), (c), (m) or (o) of the Code (a “Catellus ERISA Affiliate”) (the “Catellus Pension Plans”) intended to qualify under Section 401(a) of the Code have been determined by the IRS to be qualified under Section 401(a) of the Code (or have been timely submitted to the IRS for such determination), no such determination has been modified, revoked or limited and each such determination covers all amendments to each such plan for which the remedial amendment period has expired.

(ii) Neither Catellus nor any Catellus ERISA Affiliate or Catellus Subsidiary currently sponsors, contributes to, maintains or has liability (whether contingent or otherwise) under (A) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or (B) an employee benefit plan that is subject to Part 3 of Subtitle B of Title I of ERISA, or Section 412 of the Code, or Title IV of ERISA.

(iii) Except as set forth in Schedule 2.1(l)(iii) of the Catellus Disclosure Letter, each Catellus Employee Benefit Plan, related trust (or other funding or financing arrangement, if applicable) and all amendments thereto are listed in Schedule 2.1(l)(iii) of the Catellus Disclosure Letter, true and complete copies of which have been made available to ProLogis, as have the most recent summary plan descriptions, Form 5500s, applicable trust agreements and, with respect to any Catellus Employee Benefit Plan intended to be qualified pursuant to Section 401(a) of the Code, a current determination letter.

(iv) Except as set forth in the Catellus SEC Documents and Schedule 2.1(l)(iv) of the Catellus Disclosure Letter or except as would not reasonably be expected to have a Catellus Material Adverse Effect, all Catellus Employee Benefit Plans are in substantial compliance with and have been administered in form and in operation in all material respects in accordance with their terms and with all requirements of applicable Laws and, to the Knowledge of Catellus, none of Catellus nor any of the Catellus Subsidiaries has received any claim or notice that any such Catellus Employee Benefit Plan is not in compliance with, its terms and all applicable Laws, regulations, rulings and other authority issued thereunder and all other applicable governmental Laws, regulations and orders, and prohibited transaction exemptions, including the requirements of ERISA and all Tax rules for which favorable Tax treatment is intended and, to the Knowledge of Catellus, no event has occurred which will or could cause any such Catellus Employee Benefit Plan to fail to comply with such requirements.

(v) Except as set forth in Schedule 2.1(l)(v) of the Catellus Disclosure Letter, there are no actions, disputes, suits, claims, arbitration or legal, administrative or other proceeding or governmental investigation pending (other than routine claims for benefits) or, to the Knowledge of Catellus, threatened alleging any breach of the terms of any Catellus Employee Benefit Plan or of any fiduciary duties thereunder or violation of any applicable Law with respect to any such plan.

(vi) All contributions, premiums and other payments required by Law or any Catellus Employee Benefit Plan to have been made under any such plan to any fund, trust or account established thereunder or in connection therewith have been made by the due date thereof, except as does not, or would not reasonably be expected to, result in a Catellus Material Adverse Effect.

(vii) Schedule 2.1(l)(vii) of the Catellus Disclosure Letter lists all Catellus Employee Benefit Plans that, upon the execution and delivery of this Agreement and related documents, or the consummation or performance of any of the transactions contemplated herein or therein, will (either alone or together with any other event) (i) result in any payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness, or golden parachute payment) becoming due to any Catellus officer or director or former Catellus officer or director, (ii) increase any benefit otherwise payable under any Catellus Employee Benefit Plan, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit (collectively, the “Catellus Severance Agreements“).

(viii) Except as set forth in Schedule 2.1(l)(viii) of the Catellus Disclosure Letter, none of the assets of any Catellus Employee Benefit Plan (excluding the Catellus Stock Option Plans) are invested in employer securities or employer real property.

(ix) To the Knowledge of Catellus, there have been no acts or omissions by Catellus, any Catellus ERISA Affiliate or Catellus Subsidiary which have given rise to or may give rise to fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which any of them may be liable.

(x) Except as set forth in Schedule 2.1(l)(x) of the Catellus Disclosure Letter, none of the payments contemplated by the Catellus Employee Benefit Plans or any other agreements to which Catellus or any of the Catellus Subsidiaries is a party, would, individually or in the aggregate, constitute excess parachute payments (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to section 162(m) of the Code.

(xi) Except as required by applicable Law, no Catellus Employee Benefit Plan provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits. To the Knowledge of Catellus, there has been no communication to any employee, consultant or director of Catellus or any Catellus Subsidiary promising or guaranteeing any such retiree medical, disability or life insurance on a permanent basis.

(xii) Except as set forth in Schedule 2.1(l)(xii) of the Catellus Disclosure Letter, to the Knowledge of Catellus, there have been no acts or omissions that would impair the ability of Catellus, any Catellus Subsidiary (or any successor thereto) to unilaterally amend or terminate any Catellus Employee Benefit Plan.

(m) Labor and Employment Matters.

(i) Except as set forth in the Catellus SEC Documents or as would not be reasonably expected to have, individually or in the aggregate, a Catellus Material Adverse Effect, there are no actions, disputes, suits or claims pending or, to Catellus’s Knowledge, threatened between Catellus or any Catellus Subsidiary and any of their respective employees (collectively, the “Catellus Employees”).

(ii) Neither Catellus nor any Catellus Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to Catellus Employees, nor to Catellus’s Knowledge are there any activities or proceedings of any labor union to organize any Catellus Employees.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Catellus Material Adverse Effect, Catellus and each Catellus Subsidiary has complied, and is in compliance in all material respects, with all applicable laws relating to labor and employment practices, including all laws relating to terms and conditions of employment, wages, hours, collective bargaining, workers’ compensation, occupational safety and health, equal employment opportunity and immigration, and is not engaged in any unfair labor or unlawful employment practice.

(iv) No National Labor Relations Board unfair labor practice charge (or litigation alleging such claim) has been filed or threatened or is presently pending against either Catellus or any Catellus Subsidiary relating to a Catellus Employee. As of the date hereof, there is no strike, work stoppage, walkout, slowdown, handbilling, picketing or other “concerted action” involving any Catellus Employees, and no grievance proceeding or other controversy is in progress, pending or, to the Knowledge of Catellus, threatened between Catellus or any Catellus Subsidiary and any Catellus Employee or any union or collective bargaining unit relating thereto.

(n) Intangible Property. Catellus and the Catellus Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of Catellus and the Catellus Subsidiaries (collectively, the “Catellus Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect. All of the Catellus Intangible Property is owned or licensed by Catellus or the Catellus Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect, and neither Catellus nor any such Catellus Subsidiary has forfeited or otherwise relinquished any Catellus Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a Catellus Material Adverse Effect. To the Knowledge of Catellus, the use of Catellus Intangible Property by Catellus or the Catellus Subsidiaries does not in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and neither Catellus nor any of the Catellus Subsidiaries has received any notice of any claim or otherwise knows that any of the Catellus Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Catellus Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a Catellus Material Adverse Effect.

(o) Environmental Matters. For purposes of this Agreement, (x) ”Environmental Law” means any Law of any Governmental Entity relating to human health, safety or protection of the environment, including the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) and (y) ”Hazardous Material” means (A) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, and transformers and other equipment that contain dielectric fluid containing greater than 50 parts per million polychlorinated biphenyls (“PCBs”); or (B) any chemicals, materials, substances or wastes which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import, under any applicable Environmental Law. Except as disclosed in Schedule 2.1(o) of the Catellus Disclosure Letter or in the environmental audits/reports listed thereon or as disclosed in the Catellus SEC Documents, and except as would not reasonably be expected to have a Catellus Material Adverse Effect (all representations being made only to the Knowledge of Catellus):

(i) None of Catellus, the Catellus Subsidiaries or the Catellus Joint Ventures has received written notice that any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure by Catellus, any Catellus Subsidiary or any Catellus Joint Venture to have any permit required under any applicable Environmental Law or with respect to any treatment, storage, recycling, transportation, disposal or “release” (as defined in 42 U.S.C. (S) 9601(22) (“Release”)) by Catellus, any Catellus Subsidiary or any Catellus Joint Venture of any Hazardous Material in material violation of any Environmental Law.

(ii) Except in material compliance with applicable Environmental Laws, (A) there are no asbestos-containing materials present on any property currently owned or operated by Catellus, any Catellus Subsidiary or any Catellus Joint Venture, (B) there are no regulated levels of PCBs present on any property currently owned or operated by Catellus, any Catellus Subsidiary or any Catellus Joint Venture, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property currently owned or operated by Catellus, any Catellus Subsidiary or any Catellus Joint Venture.

(iii) None of Catellus, any Catellus Subsidiary or any Catellus Joint Venture has received written notice of a claim against any of them, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in material violation of any Environmental Law at any property currently owned or operated by Catellus, a Catellus Subsidiary or a Catellus Joint Venture.

(iv) None of Catellus, any Catellus Subsidiary or any Catellus Joint Venture has received written notice of (A) any Liens arising under or pursuant to any applicable Environmental Law on any Catellus Property or (B) any action taken which could subject any Catellus Property to such Liens. To the Knowledge of Catellus, no such action is in process. Catellus, the Catellus Subsidiaries and the Catellus Joint Ventures currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any Catellus Property which have not been placed.

(v) None of Catellus, the Catellus Subsidiaries or the Catellus Joint Ventures has transported or arranged for the transportation of any Hazardous Material to any location which, is the subject of any action, suit or proceeding that could be reasonably expected to result in claims against Catellus, the Catellus Subsidiaries, or the Catellus Joint Ventures related to such Hazardous Material for clean-up costs, remedial work, damages to natural resources or personal injury claims, including claims under CERCLA and the rules and regulations promulgated thereunder.

(vi) No property now owned or operated by Catellus, the Catellus Subsidiaries, or the Catellus Joint Ventures is listed or, to the Knowledge of Catellus, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Entity where such listing requires active investigation or clean-up.

(vii) None of Catellus, the Catellus Subsidiaries or the Catellus Joint Ventures has in its possession or control any environmental assessment or investigation reports prepared within the last four years that disclose a material environmental condition with respect to the Catellus Properties which has not been addressed or remediated (or is not in the process of being remediated) or been made the subject of an environmental insurance policy maintained by Catellus, a Catellus Subsidiary or a Catellus Joint Venture, except for such reports that (1) contain information regarding the environmental condition of any such property that has been provided to ProLogis or (2) reflect the results of abatement work performed in the ordinary course of renovation or demolition activities.

(p) Properties.

(i) (A) Except as listed in Schedule 2.1(p)(i)(A) of the Catellus Disclosure Letter or as would not reasonably be expected to have a Catellus Material Adverse Effect, Catellus, a Catellus Subsidiary or a Catellus Joint Venture owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of Catellus included in the Catellus SEC Documents and as identified in Schedule 2.1(p)(i)(A) of the Catellus Disclosure Letter (each, a “Catellus Property” and collectively, the “Catellus Properties”), which are all of the real estate properties owned or leased by them, in each case free and clear of Liens except for (1) debt and other matters identified on Schedule 2.1(p)(i)(A)(1) of the Catellus Disclosure Letter, (2) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (3) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured; (4) all matters disclosed on existing title policies; (5) real estate Taxes and special assessments not yet due and payable or which are being contested in good faith in the ordinary course of business and (6) Liens and other encumbrances that would not cause a material adverse effect on the value or use of the affected property; (B) except as listed in Schedule 2.1(p)(i)(B) of the Catellus Disclosure Letter or as would not reasonably be expected to have a Catellus Material Adverse Effect, none of Catellus, a Catellus Subsidiary or a Catellus Joint Venture has received written notice to the effect that there are any condemnation proceedings that are pending or, to the Knowledge of Catellus and the Catellus Subsidiaries, threatened with respect to any material portion of any of the Catellus Properties; and (C) except for the owners of the properties in which Catellus, any Catellus Subsidiary or any Catellus Joint Venture has a leasehold interest as listed in Schedule 2.1(p)(i)(C) of the Catellus Disclosure Letter no Person other than Catellus, a Catellus Subsidiary, a Catellus Joint Venture or any Subsidiary of a Catellus Joint Venture has any ownership interest in any of the Catellus Properties.

(ii) Except as provided in Schedule 2.1(p)(ii) of the Catellus Disclosure Letter or as would not reasonably be expected to have a Catellus Material Adverse Effect, policies of title insurance or updates or endorsements have been issued, insuring Catellus’s, the applicable Catellus Subsidiary’s or the applicable Catellus Joint Venture’s fee simple title to each of the Catellus Properties owned by Catellus and acquired in the past five years, in amounts at least equal to the purchase price paid for ownership of such Catellus Properties or such entity that owned such Catellus Properties at the time of the issuance of each such policy, and no material claim has been made against any such policy that has not been resolved.

(iii) All buildings currently under construction by Catellus, the Catellus Subsidiaries or the Catellus Joint Ventures and all properties currently under contract for acquisition as of the date of this Agreement by Catellus, the Catellus Subsidiaries and the Catellus Joint Ventures are listed as such in Schedule 2.1(p)(iii) of the Catellus Disclosure Letter, other than tenant improvements and building maintenance and improvements in the ordinary course.

(iv) Except as provided in Schedule 2.1(p)(iv) of the Catellus Disclosure Letter, Catellus, the Catellus Subsidiaries and, to the Knowledge of Catellus, the Catellus Joint Ventures (A) have not received written notice of any violation of any Law issued by any Governmental Entity which would reasonably be expected to have a Catellus Material Adverse Effect, (B) have not received written notice of any structural defects relating to any Catellus Property which would reasonably be expected to have a Catellus Material Adverse Effect, or (C) have not received written notice of any physical damage to any Catellus Property which would, individually or in the aggregate, reasonably be expected to have a Catellus Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue.

(v) Schedule 2.1(p)(v) of the Catellus Disclosure Letter, to the Knowledge of Catellus, sets forth, and identifies as such, those tenants that have existing options to purchase Catellus Properties that are an income producing properties.

(vi) Except as set forth in Schedule 2.1(p)(vi) of the Catellus Disclosure Letter and except for secured loan documents entered into in the ordinary course of business, there are no written agreements which restrict Catellus, any Catellus Subsidiary or any of the Catellus Joint Ventures from transferring any of the Catellus Properties, and none of the Catellus Properties is subject to any restriction on the sale or other disposition thereof (other than rights of first offer or rights of first refusal) or on the financing or release of financing thereon.

(vii) Except as set forth in Schedule 2.1(p)(vii) of the Catellus Disclosure Letter, Catellus, and the Catellus Subsidiaries have good and sufficient title to, or are permitted to use under valid and existing leases, all personal and non-real properties and assets reflected in their books and records as being owned by them or reflected on the most recent balance sheet of Catellus included in the Catellus SEC Documents (except as since sold or otherwise disposed of in the ordinary course of business) or used by them in the ordinary course of business, free and clear of all Liens, and except as would not reasonably be expected to have a Catellus Material Adverse Effect.

(viii) Schedule 2.1(p)(viii) of the Catellus Disclosure Letter sets forth a correct and complete schedule of Catellus’s capital allocation plan with respect to the period from the date hereof through December 31, 2005 (the “Catellus Capital Allocation Plan“).

(q) Insurance. Catellus and each of the Catellus Subsidiaries maintains insurance with financially responsible insurers in such amounts and covering such risks as Catellus believes are in accordance with normal industry practice for companies engaged in the ownership, acquisition, operation and development of industrial properties (taking into account the cost and availability of such insurance), including all risk replacement cost coverage and earthquake replacement cost coverage. Except as set forth in Schedule 2.1(q) of the Catellus Disclosure Letter, to Catellus’s Knowledge, neither Catellus nor any of the Catellus Subsidiaries has received any written notice of cancellation or termination (excluding cancellation upon expiration or failure to renew) with respect to any existing material insurance policy of Catellus or any of the Catellus Subsidiaries.

(r) Opinion of Financial Advisor. The Board of Directors of Catellus has received the written opinion of Morgan Stanley & Co. Incorporated (“Morgan Stanley“), to the effect that, as of the date of such opinion, the Merger Consideration is fair from a financial point of view to the holders of Catellus Common Shares.

(s) Vote Required. The affirmative vote (in person or by proxy) of the holders of a majority of the Catellus Common Shares (the “Catellus Stockholder Approval”) is the only vote required to approve the Merger and the other transactions contemplated by this Agreement.

(t) Brokers. Except for the fees and expenses payable to Morgan Stanley (which fees have been disclosed to ProLogis), no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Catellus or any Catellus Subsidiary. Catellus has previously provided ProLogis with a true and complete copy of the engagement letter with Morgan Stanley as in effect on the date hereof, pursuant to which such fees and expenses are payable, and the amounts payable by Catellus pursuant to such letter shall not have been increased between the date of this Agreement and the Closing Date.

(u) Investment Company Act of 1940. Neither Catellus nor any of the Catellus Subsidiaries is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(v) Contracts.

(i) Except as set forth in Schedule 2.1(v)(i) of the Catellus Disclosure Letter, the Catellus SEC Documents list all Catellus Material Contracts. Except as set forth in Schedule 2.1(v)(i) of the Catellus Disclosure Letter or in the Catellus SEC Documents, each Catellus Material Contract is valid, binding and enforceable and in full force and effect against Catellus (if it is a party thereto) and each Catellus Subsidiary that is a party thereto and, to Catellus’s Knowledge, each other party thereto, except where such failure to be so valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Catellus Material Adverse Effect. None of Catellus (if it is a party thereto) or any Catellus Subsidiary that is a party thereto is in default under a Catellus Material Contract and, to Catellus’s Knowledge, no other party to any Catellus Material Contract is in default thereunder, except for such defaults that would not, individually or in the aggregate, reasonably be expected to have a Catellus Material Adverse Effect. For purposes of this Agreement, “Catellus Material Contracts” means any agreements required to be filed as exhibits to the Catellus SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

(ii) All mortgages on any of the assets of Catellus, any Catellus Subsidiary or, to Catellus’s Knowledge, any Catellus Joint Venture as of the date of this Agreement are listed in Schedule 2.1(v)(ii) of the Catellus Disclosure Letter.

(iii) Except as set forth in Schedule 2.1(v)(iii) of the Catellus Disclosure Letter, there is no non-competition agreement or other contract or agreement that contains covenants that (A) restrict Catellus’s, any Catellus Subsidiary’s or, to Catellus’ Knowledge, any Catellus Joint Venture’s ability to own, operate or lease industrial warehouses in any location or (B) materially restrict Catellus’s, any Catellus Subsidiary’s or, to Catellus’ Knowledge, any Catellus Joint Venture’s ability to conduct any other business in any location.

(iv) Except as set forth in Schedule 2.1(v)(iv) of the Catellus Disclosure Letter, none of Catellus, any Catellus Subsidiary or, to Catellus’s Knowledge, any Catellus Joint Venture is a party to any agreement that would restrict any of them from prepaying any of their indebtedness without penalty or premium at any time or that requires any of them to maintain any amount of indebtedness with respect to any of the Catellus Properties.

(w) State Takeover Statutes; Charter Waiver. Catellus has taken all action necessary to exempt the transactions contemplated by this Agreement from operation of any “fair price,” “business combination,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar statute enacted under federal or state Laws of the United States or similar statute or regulation (a “Takeover Statute”). Catellus and the Catellus Board of Directors have taken all appropriate and necessary actions to waive or remove, or to exempt ProLogis and its beneficial owners from triggering, any and all limitations on ownership of Catellus Common Shares contained in Catellus’s Certificate of Incorporation or By-laws by reason of the Merger and the other transactions contemplated by this Agreement.

(x) Rule 16b-3. As of the Closing Date, Catellus will have taken all necessary action, including causing the Catellus Board of Directors to adopt resolutions authorizing and approving the Merger, this Agreement and the other transactions contemplated by this Agreement, to exempt such transactions under Rule 16b-3 of the Exchange Act from the provisions of Section 16(b) of the Exchange Act.

(y) Related Party Transactions. Except as expressly described in the Catellus SEC Documents or as set forth in Schedule 2.1(y) of the Catellus Disclosure Letter and except for employment and indemnification agreements or memoranda of understanding or stock and equity award agreements, there are no material arrangements, agreements or contracts entered into by Catellus or any of the Catellus Subsidiaries, on the one hand, and any Person who is currently an officer, director or Affiliate of Catellus or any Catellus Subsidiary, any relative of the foregoing or an entity of which any of the foregoing is an Affiliate, on the other hand. Copies of all such documents have been previously provided to ProLogis.

(z) Beneficial Ownership of Catellus Common Shares. Except as set forth in Schedule 2.1(z) of the Catellus Disclosure Letter, neither Catellus nor the Catellus Subsidiaries “beneficially own” (as defined in Rule 13d-3 promulgated under the Exchange Act) any of the outstanding Catellus Common Shares.

Section 2.2 Representations and Warranties of ProLogis and Merger Sub. ProLogis and Merger Sub jointly and severally represent and warrant to Catellus as follows:

(a) Organization, Standing and Corporate Power.

(i) ProLogis is a real estate investment trust duly formed, validly existing and in good standing under the laws of the State of Maryland. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of ProLogis and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its businesses or the ownership, operation or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have, or would not reasonably be expected to have, a ProLogis Material Adverse Effect. “ProLogis Material Adverse Effect“ means (x) a material adverse effect on the business, properties, assets, condition (financial or otherwise) or results of operations of ProLogis and the ProLogis Subsidiaries, taken as a whole, or (y) the effect of preventing or materially delaying the performance by ProLogis or Merger Sub of any of its obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by the Agreement; provided, however, that a ProLogis Material Adverse Effect shall not include any change with respect to ProLogis or any of its Subsidiaries, to the extent resulting from or attributable to (i) any change in general national or international economic, financial or political conditions or events, including the effects of terrorist acts that do not result in the destruction or material physical damage of a material portion of ProLogis’s real properties, (ii) the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or (iii) any change in conditions generally affecting the securities markets or the industry in which ProLogis and its Subsidiaries operate that does not affect ProLogis or any ProLogis Subsidiary to a materially greater extent than such change affects other Persons in the industry in which ProLogis and the ProLogis Subsidiaries operate.

(ii) Each ProLogis Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each ProLogis Subsidiary that is a partnership, limited liability company or trust is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each ProLogis Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect.

(iii) Neither ProLogis nor any ProLogis Subsidiary is in default under any agreement, document or contract governing its rights in, or obligations to, the ProLogis Joint Ventures which default is, or could, result in, a breach under such agreement, document or contract, except for defaults which, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect. To the Knowledge of ProLogis, the other parties to such agreements, documents and contracts are not in material breach of any of their respective obligations under such agreements, documents or contracts.

(b) Capital Structure.

(i) As of the date of this Agreement, the authorized capital of ProLogis consists of 275,000,000 shares of beneficial interest, par value $0.01 per share, consisting of (1) 246,380,000 ProLogis Common Shares, (2) 2,300,000 Series C Cumulative Redeemable Preferred Shares (the “Series C Preferred Shares“), (3) 5,060,000 Series F Cumulative Redeemable Preferred Shares (“Series F Preferred Shares“), and (4) 5,060,000 Series G Cumulative Redeemable Preferred Shares (“Series G Preferred Shares“ and, together with the Series C Preferred Shares and the Series F Preferred Shares, the “ProLogis Preferred Shares“). As of the Closing Date, the authorized capital of ProLogis will consist of 375,000,000 shares of beneficial interest, par value $0.01 per share.

(ii) As of the date of this Agreement, (1) 186,787,773 ProLogis Common Shares are issued and outstanding, (2) 2,000,000 Series C Preferred Shares are issued and outstanding, (3) 5,000,000 Series F Preferred Shares are issued and outstanding and (4) 5,000,000 Series G Preferred Shares are issued and outstanding. All outstanding ProLogis Common Shares and ProLogis Preferred Shares are, and all ProLogis Common Shares to be issued in connection with the Merger will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right.

(iii) As of the date of this Agreement, (1) 8,649,713 ProLogis Common Shares are reserved for issuance upon exercise of outstanding options (“ProLogis Options“) granted under any employee stock option or compensation plan or arrangement of ProLogis (the “ProLogis Stock Option Plans“), (2) 702,700 ProLogis Common Shares are reserved for issuance upon payment of outstanding restricted share units granted under the ProLogis Stock Option Plans, (3) 1,012,576 ProLogis Common Shares are reserved for issuance upon settlement of outstanding dividend equivalent units granted under the ProLogis Stock Option Plans, and (4) 563,250 ProLogis Common Shares are reserved for issuance upon settlement of outstanding performance share awards issued under the ProLogis Stock Option Plans. All such ProLogis Common Shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right.

(iv) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock and 1,000 shares of preferred stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is owned by ProLogis or Subsidiaries of ProLogis. Merger Sub does not have issued or outstanding any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Merger Sub to issue, transfer or sell any shares of Merger Sub Common Stock to any Person, other than Subsidiaries of ProLogis.

(v) Except as provided herein, there are no outstanding restricted ProLogis Common Shares, performance share awards, stock options, stock appreciation rights or dividend equivalent rights relating to ProLogis Common Shares.

(vi) There is no Voting Debt of ProLogis or any ProLogis Subsidiary outstanding.

(vii) Except for second quarter 2005 dividends that have been declared on ProLogis Preferred Shares, all dividends or distributions on securities of ProLogis that have been declared or authorized prior to the date of this Agreement have been paid in full.

(c) Authority; No Violations; Consents and Approvals.

(i) The Board of Trustees of ProLogis has approved and declared advisable the Merger and the other transactions contemplated by this Agreement and has authorized that the issuance of ProLogis Common Shares contemplated by this Agreement be submitted for consideration at a special meeting of the ProLogis shareholders (the “ProLogis Shareholder Meeting“). Each of ProLogis and Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of ProLogis and Merger Sub, subject, in connection with the issuance of ProLogis Common Shares in the Merger, to obtaining the ProLogis Shareholder Approval.

(ii) This Agreement has been duly executed and delivered by ProLogis and Merger Sub, and subject, in connection with the issuance of ProLogis Common Shares in the Merger, to obtaining the ProLogis Shareholder Approval and assuming that this Agreement constitutes the valid and binding obligation of Catellus, constitutes a valid and binding obligation of ProLogis and Merger Sub, enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(iii) The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby, and compliance with the provisions hereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of ProLogis or Merger Sub under, or require the consent or approval of any third-party lender under any provision of (A) the Declaration of Trust or By-laws of ProLogis or the Certificate of Incorporation or By-laws of Merger Sub, (B) any ProLogis Material Contract, (C) any joint venture or other ownership arrangement to which ProLogis is a party or (D) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 2.2(c)(iv) are duly and timely obtained or made, any judgment, order, decree or Law applicable to ProLogis or Merger Sub or any of their respective properties or assets, other than, in the case of clauses (B), (C) and (D), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to result in a ProLogis Material Adverse Effect.

(iv) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required by or with respect to ProLogis or Merger Sub in connection with the execution and delivery by ProLogis and Merger Sub of this Agreement or the consummation by ProLogis and Merger Sub of the transactions contemplated hereby, except for: (A) the filing with the SEC of such reports under Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby; (B) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Secretary of State of the State of Delaware; (C) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make would not reasonably be expected to materially impair the ability of ProLogis or Merger Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby or result in a ProLogis Material Adverse Effect and (D) such filings as may be required under applicable federal and state securities laws.

(d) Litigation. Except as disclosed in the ProLogis SEC Documents and except for routine litigation arising from the ordinary course of business of ProLogis or the ProLogis Subsidiaries which are adequately covered by insurance, there is no suit, action or proceeding pending or, to the Knowledge of ProLogis, threatened against ProLogis or any ProLogis Subsidiary or, to ProLogis’s Knowledge, any ProLogis Joint Venture, or any of their respective properties or assets that, individually or in the aggregate, would reasonably be expected to have a ProLogis Material Adverse Effect.

(e) SEC Documents. ProLogis has made available to Catellus (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by ProLogis or any ProLogis Subsidiary, with the SEC since January 1, 2002 (the “ProLogis SEC Documents”), which are all of the documents required to have been filed by any of them with the SEC since that date. As of their respective dates, the ProLogis SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such ProLogis SEC Documents and none of the ProLogis SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later ProLogis SEC Documents filed and publicly available prior to the date of this Agreement. As of the date hereof, neither ProLogis nor any ProLogis Subsidiary has any outstanding and unresolved comments from the SEC with respect to the ProLogis SEC Documents. The consolidated financial statements of ProLogis included in the ProLogis SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of ProLogis and the ProLogis Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of ProLogis and the ProLogis Subsidiaries for the periods presented therein. No other ProLogis Subsidiary is required to make any filing with the SEC.

(f) Absence of Certain Changes or Events. Except as disclosed or reflected in the ProLogis SEC Documents filed with the SEC prior to the date of this Agreement or as otherwise permitted by this Agreement (including any action or events permitted by Section 3.2), since December 31, 2004 there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of ProLogis’s shares except for regular quarterly dividends on the ProLogis Common Shares and ProLogis Preferred Shares; (B) any amendment of any term of any outstanding equity security of ProLogis or any ProLogis Subsidiary; (C) any repurchase, redemption or other acquisition by ProLogis or any ProLogis Subsidiary of any outstanding shares or other equity securities of, or other ownership interests in, ProLogis or any ProLogis Subsidiary; (D) any change in any method of accounting or accounting practice or any tax method, practice or election by ProLogis or any ProLogis Subsidiary that would materially affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; or (E) any ProLogis Material Adverse Effect.

(g) No Undisclosed Material Liabilities. Except as disclosed in the ProLogis SEC Documents or as otherwise would not reasonably be expected to have a ProLogis Material Adverse Effect, there are no liabilities of ProLogis or any of the ProLogis Subsidiaries, whether accrued, contingent, absolute or determined, and, to ProLogis’s Knowledge, there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than: (i) liabilities adequately provided for on the balance sheet of ProLogis dated as of December 31, 2004 (including the notes thereto); or (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2004.

(h) No Default. None of ProLogis or any of the ProLogis Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the ProLogis Declaration of Trust or the ProLogis By-laws or the comparable charter or organizational documents of any of the ProLogis Subsidiaries, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which ProLogis or any of the ProLogis Subsidiaries is a party or by which ProLogis, any of the ProLogis Subsidiaries or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to ProLogis, any of the ProLogis Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect.

(i) Compliance with Applicable Laws. ProLogis and the ProLogis Subsidiaries and, to ProLogis’s Knowledge, the ProLogis Joint Ventures hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “ProLogis Permits”), except where the failure so to hold such ProLogis Permits, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect. ProLogis and the ProLogis Subsidiaries are in compliance with the terms of the ProLogis Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect. Except as disclosed in the ProLogis SEC Documents, the businesses of ProLogis and the ProLogis Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect. No investigation or review by any Governmental Entity with respect to ProLogis or any ProLogis Subsidiary is pending or, to ProLogis’s Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect.

(j) Pension and Benefit Plans; ERISA.

(i) All “employee pension benefit plans,” as defined in Section 3(2) of ERISA, maintained or contributed to by ProLogis or any of the ProLogis Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with ProLogis under Section 414(b), (c), (m) or (o) of the Code (a “ProLogis ERISA Affiliate”) (the “ProLogis Pension Plans”) intended to qualify under Section 401(a) of the Code have been determined by the IRS to be qualified under Section 401(a) of the Code (or have been timely submitted to the IRS for such determination), no such determination has been modified, revoked or limited and each such determination covers all amendments to each such plan for which the remedial amendment period has expired.

(ii) Neither ProLogis nor any ProLogis ERISA Affiliate or ProLogis Subsidiary currently sponsors, contributes to, maintains or has liability (whether contingent or otherwise) under (A) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or (B) an employee benefit plan that is subject to Part 3 of Subtitle B of Title I of ERISA, or Section 412 of the Code, or Title IV of ERISA.

(iii) Except as set forth in the ProLogis SEC Documents and except as would not reasonably be expected to have a ProLogis Material Adverse Effect, all ProLogis Employee Benefit Plans are in substantial compliance with and have been administered in form and in operation in all material respects in accordance with their terms and with all requirements of applicable Laws and, to the Knowledge of ProLogis, none of ProLogis nor any of the ProLogis Subsidiaries has received any claim or notice that any such ProLogis Employee Benefit Plan is not in compliance with, its terms and all applicable Laws, regulations, rulings and other authority issued thereunder and all other applicable governmental Laws, regulations and orders, and prohibited transaction exemptions, including the requirements of ERISA and all Tax rules for which favorable Tax treatment is intended and, to the Knowledge of ProLogis, no event has occurred which will or could cause any such ProLogis Employee Benefit Plan to fail to comply with such requirements.

(iv) There are no actions, disputes, suits, claims, arbitration or legal, administrative or other proceeding or governmental investigation pending (other than routine claims for benefits) or, to the Knowledge of ProLogis, threatened alleging any breach of the terms of any ProLogis Employee Benefit Plan or of any fiduciary duties thereunder or violation of any applicable Law with respect to any such plan, except for any such actions, disputes, suits, claims, arbitrations or other proceedings or investigations as would not, individually or in the aggregate, reasonably be expected to have a ProLogis Material Adverse Effect.

(v) All contributions, premiums and other payments required by Law or any ProLogis Employee Benefit Plan to have been made under any such plan to any fund, trust or account established thereunder or in connection therewith have been made by the due date thereof, except as does not, or would not reasonably be expected to, result in a ProLogis Material Adverse Effect.

(vi) To the Knowledge of ProLogis, there have been no acts or omissions by ProLogis, any ProLogis ERISA Affiliate or ProLogis Subsidiary which have given rise to or may give rise to fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which any of them may be liable.

(k) Labor and Employment Matters.

(i) Except as set forth in the ProLogis SEC Documents or as would not be reasonably expected to have, individually or in the aggregate, a ProLogis Material Adverse Effect, there are no actions, disputes, suits or claims pending or, to ProLogis’s Knowledge, threatened between ProLogis or any ProLogis Subsidiary and any of their respective employees (collectively, the “ProLogis Employees”).

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a ProLogis Material Adverse Effect, ProLogis and each ProLogis Subsidiary has complied, and is in compliance in all material respects, with all applicable laws relating to labor and employment practices, including all laws relating to terms and conditions of employment, wages, hours, collective bargaining, workers’ compensation, occupational safety and health, equal employment opportunity and immigration, and is not engaged in any unfair labor or unlawful employment practice.

(iii) No National Labor Relations Board unfair labor practice charge (or litigation alleging such claim) has been filed or threatened or is presently pending against either ProLogis or any ProLogis Subsidiary relating to a ProLogis Employee. As of the date hereof, there is no strike, work stoppage, walkout, slowdown, handbilling, picketing or other “concerted action” involving any ProLogis Employees, and no grievance proceeding or other controversy is in progress, pending or, to the Knowledge of ProLogis, threatened between ProLogis or any ProLogis Subsidiary and any ProLogis Employee or any union or collective bargaining unit relating thereto.

(l) Intangible Property. ProLogis and the ProLogis Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of ProLogis and the ProLogis Subsidiaries (collectively, the “ProLogis Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a

ProLogis Material Adverse Effect. All of the ProLogis Intangible Property is owned or licensed by ProLogis or the ProLogis Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect, and neither ProLogis nor any such ProLogis Subsidiary has forfeited or otherwise relinquished any ProLogis Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a ProLogis Material Adverse Effect. To the Knowledge of ProLogis, the use of ProLogis Intangible Property by ProLogis or the ProLogis Subsidiaries does not in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and neither ProLogis nor any of the ProLogis Subsidiaries has received any notice of any claim or otherwise knows that any of the ProLogis Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the ProLogis Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a ProLogis Material Adverse Effect.

(m) Environmental Matters. Except as would not reasonably be expected to have a ProLogis Material Adverse Effect (all representations being made only to the Knowledge of ProLogis):

(i) None of ProLogis, or the ProLogis Subsidiaries or the ProLogis Joint Ventures has received written notice that any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure by ProLogis, or any ProLogis Subsidiary or any ProLogis Joint Venture to have any permit required under any applicable Environmental Law or with respect to any treatment, storage, recycling, transportation, disposal or Release by ProLogis, or any ProLogis Subsidiary or any ProLogis Joint Venture of any Hazardous Material in material violation of any Environmental Law.

(ii) Except in material compliance with applicable Environmental Laws, (A) there are no asbestos-containing materials present on any property currently owned or operated by ProLogis, or any ProLogis Subsidiary or any ProLogis Joint Venture, (B) there are no regulated levels of PCBs present on any property currently owned or operated by ProLogis, or any ProLogis Subsidiary or any ProLogis Joint Venture, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property currently owned or operated by ProLogis, or any ProLogis Subsidiary or any ProLogis Joint Venture.

(iii) None of ProLogis, or any ProLogis Subsidiary or any ProLogis Joint Venture has received written notice of a claim against any of them, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in material violation of any Environmental Law at any property currently owned or operated by ProLogis, or a ProLogis Subsidiary or a ProLogis Joint Venture.

(iv) None of ProLogis, or any ProLogis Subsidiary or any ProLogis Joint Venture has received written notice of (A) any Liens arising under or pursuant to any applicable Environmental Law on any ProLogis Property or (B) any action taken which could subject any ProLogis Property to such Liens. To the Knowledge of ProLogis, no such action is in process. ProLogis, and the ProLogis Subsidiaries and the ProLogis Joint Ventures currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any ProLogis Property which have not been placed.

(v) None of ProLogis, or the ProLogis Subsidiaries or the ProLogis Joint Ventures has transported or arranged for the transportation of any Hazardous Material to any location which, is the subject of any action, suit or proceeding that could be reasonably expected to result in claims against ProLogis, or the ProLogis Subsidiaries, or the ProLogis Joint Ventures related to such Hazardous Material for clean-up costs, remedial work, damages to natural resources or personal injury claims, including claims under CERCLA and the rules and regulations promulgated thereunder, which would reasonably be expected to have a ProLogis Material Adverse Effect.

(vi) No property now owned or operated by ProLogis, or the ProLogis Subsidiaries, or the ProLogis Joint Ventures is listed or, to the Knowledge of ProLogis, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Entity where such listing requires active investigation or clean-up.

(n) Properties.

(i) Except as would not reasonably be expected to have a ProLogis Material Adverse Effect, ProLogis, a ProLogis Subsidiary or a ProLogis Joint Venture owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of ProLogis included in the ProLogis SEC Documents (each, a “ProLogis Property” and collectively, the “ProLogis Properties”). Except as would not reasonably be expected to have a ProLogis Material Adverse Effect, none of ProLogis, any ProLogis Subsidiary or, to the Knowledge of ProLogis, any ProLogis Joint Venture has received written notice to the effect that there are any condemnation proceedings that are pending or, to the Knowledge of ProLogis, threatened with respect to any material portion of any of the ProLogis Properties.

(ii) Except as would not reasonably be expected to have a ProLogis Material Adverse Effect and except in jurisdictions where it is not customary or practicable to obtain such title insurance policies, updates or endorsements, policies of title insurance or updates or endorsements have been issued, insuring ProLogis’s, the applicable ProLogis Subsidiary’s or the applicable ProLogis Joint Venture’s fee simple title to each of the ProLogis Properties owned by ProLogis and acquired in the past five years, in amounts at least equal to the purchase price paid for ownership of such ProLogis Properties or such entity that owned such ProLogis Properties at the time of the issuance of each such policy, and no material claim has been made against any such policy that has not been resolved.

(iii) ProLogis, the ProLogis Subsidiaries and, to the Knowledge of ProLogis, the ProLogis Joint Ventures (A) have not received written notice of any violation of any Law issued by any Governmental Entity which would reasonably be expected to have a ProLogis Material Adverse Effect, (B) have not received written notice of any structural defects relating to any ProLogis Property which would reasonably be expected to have a ProLogis Material Adverse Effect, or (C) have not received written notice of any physical damage to any ProLogis Property which would, individually or in the aggregate, reasonably be expected to have a ProLogis Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue.

(iv) ProLogis and the ProLogis Subsidiaries have good and sufficient title to, or are permitted to use under valid and existing leases, all personal and non-real properties and assets reflected in their books and records as being owned by them or reflected on the most recent balance sheet of ProLogis included in the ProLogis SEC Documents (except as since sold or otherwise disposed of in the ordinary course of business) or used by them in the ordinary course of business, except as would not reasonably be expected to have a ProLogis Material Adverse Effect.

(o) Insurance. ProLogis and each of the ProLogis Subsidiaries maintains insurance with financially responsible insurers in such amounts and covering such risks as ProLogis believes are in accordance with normal industry practice for companies engaged in the ownership, acquisition, operation and development of industrial properties (taking into account the cost and availability of such insurance). To ProLogis’s Knowledge, neither ProLogis nor any of the ProLogis Subsidiaries has received any written notice of cancellation or termination (excluding cancellation upon expiration or failure to renew) with respect to any existing material insurance policy of ProLogis or any of the ProLogis Subsidiaries.

(p) Opinion of Financial Advisor. The Board of Directors of ProLogis has received the opinion of Banc of America Securities LLC to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to ProLogis.

(q) Vote Required. The affirmative vote (in person or by proxy) of the holders of a majority of the ProLogis Common Shares cast at the ProLogis Shareholders Meeting or any adjournment or postponement thereof to approve the issuance of ProLogis Common Shares contemplated by this Agreement, provided that the total vote cast represents at least a majority of the ProLogis Common Shares entitled to vote thereon (the “ProLogis Shareholder Approval“), is the only vote of the holders of any class or series of shares of beneficial interest of ProLogis necessary to approve the issuance of ProLogis Common Shares in connection with the Merger and the other transactions contemplated by this Agreement. ProLogis, as the sole stockholder of Merger Sub, has adopted this Agreement, and such adoption is the only vote or approval of the holders of any class or series of the capital stock of Merger Sub that is necessary to adopt this Agreement and consummate the Merger and the other transactions contemplated hereby.

(r) Brokers. Except for the fees and expenses payable to Banc of America Securities LLC, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ProLogis or any ProLogis Subsidiary.

(s) Investment Company Act of 1940. Neither ProLogis nor any of the ProLogis Subsidiaries is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(t) Contracts. The ProLogis SEC Documents list all ProLogis Material Contracts. Except as set forth in the ProLogis SEC Documents, each ProLogis Material Contract is valid, binding and enforceable and in full force and effect against ProLogis (if it is a party thereto) and each ProLogis Subsidiary that is a party thereto and, to ProLogis’s Knowledge, each other party thereto, except where such failure to be so valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a ProLogis Material Adverse Effect. None of ProLogis (if it is a party thereto) or any ProLogis Subsidiary that is a party thereto is in default under a ProLogis Material Contract and, to ProLogis’s Knowledge, no other party to any ProLogis Material Contract is in default thereunder, except for such defaults that would not, individually or in the aggregate, reasonably be expected to have a ProLogis Material Adverse Effect. For purposes of this Agreement, “ProLogis Material Contracts” means any agreements required to be filed as exhibits to the ProLogis SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations, except for agreements required to be filed by Item 601(b)(10)(iii) thereof.

(u) Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to shareholders of ProLogis or Merger Sub with respect to the Merger or the other transactions contemplated by this Agreement.

(v) State Takeover Statutes; Charter Waiver. ProLogis has taken all action necessary to exempt the transactions contemplated by this Agreement from operation of any Takeover Statute. ProLogis and the ProLogis Board of Trustees have taken all appropriate and necessary actions to waive or remove, or to exempt Catellus and its beneficial owners from triggering, any and all limitations on ownership of ProLogis Common Shares contained in ProLogis Declaration of Trust or By-laws by reason of the Merger and the other transactions contemplated by this Agreement.

(w) Taxes. Except as set forth in the ProLogis SEC Documents filed prior to the date of this Agreement:

(i) Each of ProLogis and the ProLogis Subsidiaries has timely filed all material Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so). Each such Tax Return is accurate and complete in all material respects. ProLogis and each ProLogis Subsidiary has paid (or ProLogis has paid on its behalf), all material Taxes that are shown as due and payable on such Tax Returns. All material Taxes which ProLogis or the ProLogis Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by law. ProLogis believes that the most recent audited financial statements contained in the ProLogis SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve for all material Taxes payable by ProLogis and the ProLogis Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. ProLogis and each ProLogis Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. ProLogis has incurred no liability for any material Taxes under Sections 857(b), 860(c) or 4981 of the Code, IRS Notice 88-19, Treasury Regulation Section 1.337(d)-5, or Treasury Regulation Section 1.337(d)-6 including any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither ProLogis nor any of the ProLogis Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax will be imposed upon ProLogis or any ProLogis Subsidiary pursuant to Sections 857 or 4981 of the Code. Neither ProLogis nor any ProLogis Subsidiary is the subject of any audit, examination, or other proceeding in respect of U.S. federal income Taxes; to the Knowledge of ProLogis, no audit, examination or other proceeding in respect of U.S. federal income Taxes involving ProLogis or any ProLogis Subsidiary is being considered by any Tax authority. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of ProLogis or any ProLogis Subsidiary, proposed) against ProLogis or any of the ProLogis Subsidiaries, including claims by any taxing authority in a jurisdiction where ProLogis or any ProLogis Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of ProLogis or the ProLogis Subsidiaries except for statutory Liens for Taxes not yet due.

(ii) ProLogis (A) for each taxable year beginning with its taxable year ended on December 31, 2004 and ending at the Effective Time, has been and intends to be subject to taxation as a REIT within the meaning of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate, consistent with the requirements for qualification and taxation as a REIT through the Effective Time and (C) has not taken or omitted to take any action which could reasonably be expected to result in the loss of its status as a REIT, and no such challenge is pending, or to ProLogis’s Knowledge, threatened. Each ProLogis Subsidiary which is a partnership, joint venture or limited liability company has since the end of the first calendar quarter following its acquisition by ProLogis been classified for U.S. federal income tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. Each ProLogis Subsidiary which is a corporation has since its acquisition by ProLogis been a REIT, a qualified REIT subsidiary under Section 856(i) of the Code or a taxable REIT subsidiary under Section 856(l) of the Code.

(iii) As of the date of this Agreement, ProLogis does not have any earnings and profits attributable to ProLogis or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(iv) None of ProLogis, any of the ProLogis Subsidiaries or, to ProLogis’s Knowledge, any of the ProLogis Joint Ventures is in violation of or in default under any Tax Protection Agreement.

(v) To ProLogis’s Knowledge, as of the date hereof, ProLogis is a “domestically-controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

(vi) Neither ProLogis nor any ProLogis Subsidiary is a party to any Tax allocation or sharing agreement.

(vii) ProLogis does not have any liability for the Taxes of any person other than ProLogis and the ProLogis Subsidiaries and the ProLogis Subsidiaries do not have any liability for the Taxes of any person other than ProLogis and the ProLogis Subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

(x) Financing. At the Effective Time, ProLogis will have available the funds necessary to pay the Cash Consideration payable pursuant to the terms of this Agreement, to pay the amounts contemplated by Section 1.11 and to pay all fees and expenses in connection therewith.

(y) Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 3.1 Conduct of Business by Catellus.

(a) During the period from the date of this Agreement to the Effective Time, Catellus shall, and shall cause each of the Catellus Subsidiaries and, to the extent within the control of Catellus or any Catellus Subsidiary, each of the Catellus Joint Ventures, to use all commercially reasonable efforts to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and Catellus’s status as a REIT within the meaning of the Code. Catellus will promptly (i) deliver to ProLogis true and correct copies of any report, statement, schedule or other document filed with the SEC by Catellus subsequent to the date of this Agreement (unless publicly available on the SEC Edgar database), and (ii) notify ProLogis of (x) any notice or correspondence from any Tax authority or any litigation, in each case, having, to the Knowledge of Catellus, potential liability to Catellus, any of the Catellus Subsidiaries or any Catellus Joint

Venture in excess of $500,000 or (y) any complaint, investigation or hearing, of which Catellus has Knowledge, by a Governmental Entity involving Catellus, any of the Catellus Subsidiaries or any Catellus Joint Venture having to the Knowledge of Catellus, potential liability to Catellus, any of the Catellus Subsidiaries or any Catellus Joint Venture in excess of $500,000.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time of the Merger, except as otherwise contemplated by this Agreement or to the extent consented to by ProLogis, which consent shall not be unreasonably withheld or delayed, Catellus shall not, and shall cause each of the Catellus Subsidiaries and, to the extent within the control of Catellus or any Catellus Subsidiary, each of the Catellus Joint Ventures, not to, engage in, authorize or agree to any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of Catellus’s shares of stock or the partnership interests, stock or other equity interests in any Catellus Subsidiary that is not directly or indirectly wholly-owned by Catellus, except the authorization and payment of regular quarterly dividends or other distributions with respect to the Catellus Common Shares in accordance with Section 4.15, (B) split, combine or reclassify any shares of beneficial interest, partnership interests, stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of such shares of beneficial interest, partnership interests, stock or other equity interests or (C) purchase, redeem or otherwise acquire any shares of Catellus’s stock or the partnership interests, stock or other equity interests in any Catellus Subsidiary or any Catellus Joint Venture or any options, warrants or rights to acquire, or security convertible into, shares of Catellus’s stock or the partnership interests, stock or other equity interests in any Catellus Subsidiary or any Catellus Joint Venture, except to repurchase Catellus Common Shares issued under any Catellus Stock Option Plan or in connection with the use of Catellus Common Shares to pay the exercise price or Tax withholding obligation upon the exercise of a Catellus Option as presently permitted under the Catellus Stock Option Plans;

(ii) (A) issue, deliver, sell or grant any option or other material right in respect of, any shares, capital stock, any other voting or redeemable securities of Catellus or any Catellus Subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, except (i) to Catellus or a wholly-owned Catellus Subsidiary, (ii) in connection with the exercise of outstanding Catellus Options under the Catellus Stock Option Plans and (iii) in connection with conversion of any of Catellus convertible securities outstanding as of the date hereof or (B) change, or consent to a change in, the ownership of any Catellus Subsidiary;

(iii) amend the Catellus Certificate of Incorporation or the Catellus By-laws or any other charter or organizational documents of any Catellus Subsidiary or Catellus Joint Venture, except as required by this Agreement;

(iv) merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person;

(v) except as set forth in Schedule 3.1(b)(v) of the Catellus Disclosure Letter or pursuant to written contractual obligations existing as of the date hereof, (A) commit to make any capital expenditures, except as set forth in the Catellus Capital Allocation Plan or in the ordinary course of business consistent with past practice and not exceeding $3 million individually or $6 million in the aggregate, (B) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (each, a “Commitment”) for the acquisition of any real property or other transaction involving a purchase price in excess of $10 million, other than the acquisition of property necessary to effect 1031 exchanges (provided, that with respect to any 1031 exchange, Catellus shall give ProLogis reasonable opportunity to review and consult with respect to the terms thereof); (C) commence construction of, or enter into any Commitment to develop or construct, other real estate projects involving in excess of $10 million individually or $25 million in the aggregate; (D) incur additional indebtedness (secured or unsecured) except under its revolving line(s) of credit (it being agreed and understood that, with respect to the Teachers Loan, if ProLogis elects not to consent to the entering into of such loan and the Merger is not consummated, ProLogis shall indemnify and hold harmless Catellus for any and all reasonable out-of-pocket costs incurred by Catellus in connection therewith, including (i) those paid to Teachers, including break-up fees and related costs (including any of Teachers’ attorneys’ fees in connection with the preparation and negotiation of the refinancing documents) and (ii) Catellus’ reasonable attorneys’ fees in connection with the preparation and negotiation of the refinancing documents); or (E) make any loans, advances, capital contributions or investments in any other Person in excess of $1 million individually and $5 million in the aggregate;

(vi) (A) except as set forth in Schedule 3.1(b)(vi) of the Catellus Disclosure Letter or pursuant to written contractual obligations existing as of the date hereof, sell, mortgage, lease (other than leases that involve aggregate lease consideration in excess of $5 million), subject to Lien or otherwise dispose of any of the Catellus Properties; (B) pledge or otherwise encumber shares of beneficial interest, partnership interests, capital stock or securities of Catellus, any Catellus Subsidiary or any Catellus Joint Venture; or (C) except as set forth in Schedule 3.1(b)(vi) of the Catellus Disclosure Letter, sell, lease, mortgage, subject to Lien or otherwise dispose of any of its personal or intangible property, except for transactions made in the ordinary course of business which are not material individually or in the aggregate; provided, however, that Catellus shall provide not less than three days’ prior notice to ProLogis of any lease Catellus or any Catellus Subsidiary proposes to enter into that involves aggregate lease consideration in excess of $1 million but does not require ProLogis’s consent pursuant hereto;

(vii) except as set forth in Schedule 3.1(b)(vii) of the Catellus Disclosure Letter, guarantee the indebtedness of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(viii) except as set forth in Schedule 3.1(b)(viii) of the Catellus Disclosure Letter, (A) prepay, refinance or amend any existing indebtedness, or (B) pay, discharge or satisfy any claims, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, in accordance with their terms or of Liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of Catellus included in the Catellus SEC Documents filed prior to the date of this Agreement;

(ix) make or rescind any express or deemed material election relating to Taxes (unless Catellus reasonably determines after consultation with ProLogis that such action is (A) required by Law, or (B) necessary to preserve Catellus’s status as a REIT or the partnership status of any Catellus Subsidiary which files Tax Returns as a partnership for U.S. federal tax purposes, in which event Catellus shall make such election in a timely manner); provided, however, that nothing in this Agreement shall preclude Catellus from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code, with the prior written consent of ProLogis, which will not be unreasonably withheld;

(x) (A) change in any material respect that is adverse to Catellus any of its methods, principles or practices of accounting in effect or (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes in an amount not to exceed $500,000 individually and $2 million in the aggregate or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its U.S. federal income Tax Return for the taxable year ended December 31, 2004, except as to clauses (A) and (B) as may be required by the SEC, applicable Law or GAAP;

(xi) except as set forth in Schedule 3.1(b)(xi) of the Catellus Disclosure Letter, adopt any new employee benefit plan, incentive plan, severance plan, bonus plan, change in control, retention, retirement, health, life, disability, compensation or special remuneration plan, share option or similar plan, program, policy or arrangement, grant new share options, shares of restricted shares, share appreciation rights or other equity-based awards or amend any existing plan or rights, or enter into or amend any employment agreement, consulting agreement, severance, change in control, termination agreement, retention agreement or any similar agreement or arrangement or, except in the ordinary course of business consistent with past practice, grant or become obligated to grant any increase in the compensation of current officers or employees, except such changes as are required by Law or which are not more favorable to participants than provisions presently in effect;

(xii) enter into or amend or otherwise modify any material agreement or arrangement with persons that are Affiliates or, as of the date of this Agreement, are officers or directors of Catellus or any Catellus Subsidiary;

(xiii) except as required by this Agreement, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Catellus, any of the Catellus Subsidiaries or any Catellus Joint Venture;

(xiv) settle or compromise any material litigation (including any shareholder derivative or class action claims (without regard to materiality), other than any litigation in respect of Taxes (which shall be governed by clause (x) of this Section 3.1(b)) arising out of or in connection with any of the transactions contemplated by this Agreement), other than the settlement or satisfaction of any litigation which do not require payments (after the application of insurance proceeds) greater than $500,000 individually and $2 million in the aggregate;

(xv) except as otherwise permitted under this Agreement, amend or terminate, or waive compliance with the terms of, or breaches under, in any material respect any Catellus Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to have been listed in Schedule 2.1(v)(i) of the Catellus Disclosure Letter;

(xvi) enter into any Tax Protection Agreement;

(xvii) sell, securitize, factor or otherwise transfer any accounts receivable;

(xviii) accept a promissory note in payment of the exercise price payable under any option to purchase Catellus Common Shares; or

(xix) take any action inconsistent with any of the foregoing.

Section 3.2 Conduct of Business by ProLogis.

(a) During the period from the date of this Agreement to the Effective Time, ProLogis shall and shall cause each of the ProLogis Subsidiaries, to use all commercially reasonable efforts to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and ProLogis’s status as a REIT within the meaning of the Code. ProLogis will promptly notify Catellus of any litigation having, to the Knowledge of ProLogis, potential liability to ProLogis, any of the ProLogis Subsidiaries or any ProLogis Joint Venture in excess of $5 million or any complaint, investigation or hearing, of which ProLogis has Knowledge, by a Governmental Entity involving ProLogis, any of the ProLogis Subsidiaries or any ProLogis Joint Venture, having to the Knowledge of ProLogis, potential liability to ProLogis, any of the ProLogis Subsidiaries or any ProLogis Joint Venture in excess of $5 million.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time of the Merger, except as otherwise contemplated by this Agreement or to the extent consented to by Catellus, which consent shall not be unreasonably withheld, ProLogis shall not engage in, authorize or agree to any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of ProLogis’s shares of beneficial interest, except the authorization and payment of regular quarterly dividends with respect to the ProLogis Common Shares in accordance with Section 4.15 and with respect to the ProLogis Preferred Shares in accordance with the terms thereof, (B) split, combine or reclassify any shares of beneficial interest of ProLogis, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for such shares of beneficial interest of ProLogis or (C) purchase, redeem or otherwise acquire any shares of beneficial interest of ProLogis or any options, warrants or rights to acquire, or security convertible into, shares of beneficial interest of ProLogis, except in each case (i) to repurchase ProLogis Common Shares issued under any ProLogis Stock Option Plan or in connection with the use of ProLogis Common Shares to pay the exercise price or Tax withholding obligation upon the exercise of a ProLogis Option as presently permitted under the ProLogis Stock Option Plans, (ii) in connection with the redemption or exchange of any outstanding securities redeemable or exchangeable for ProLogis Common Shares, (iii) the issuance of ProLogis Common Shares pursuant to any dividend reinvestment or share purchase plan, ProLogis’s existing continuous equity offering program or employee share purchase program, (iv) the grant of any award under any employee benefit program, and (v) the redemption of any ProLogis securities in accordance with their terms;

(ii) issue, deliver, sell or grant any option or other material right in respect of, ProLogis Common Shares or any securities convertible into, or any rights, warrants or options to acquire, any ProLogis Common Shares, except (A) to ProLogis or a wholly-owned ProLogis Subsidiary, (B) in connection with the exercise of outstanding ProLogis Options or the making of any award under the ProLogis Stock Option Plans, (C) in connection with conversion of any of ProLogis convertible securities outstanding as of the date hereof, or (D) pursuant to any dividend reinvestment or share purchase plan, ProLogis’s existing continuous equity offering program or employee share purchase program;

(iii) amend the ProLogis Declaration of Trust or the ProLogis By-laws, except as required by this Agreement and except that ProLogis may (without Catellus’s consent) amend its Declaration of Trust to increase its authorized capital to consist of 375,000,000 shares of beneficial interest, par value $0.01 per share;

(iv) merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person;

(v) make or rescind any express or deemed material election relating to Taxes (unless ProLogis reasonably determines that such action is (A) required by Law, (B) necessary to preserve ProLogis’s status as a REIT or the partnership status of any ProLogis Subsidiary which files Tax Returns as a partnership for U.S. federal tax purposes, in which event ProLogis shall make such election in a timely manner), or (C) consistent with elections historically made by ProLogis; provided that nothing in this Agreement shall preclude ProLogis from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code, with the prior written consent of ProLogis, which will not be unreasonably withheld;

(vi) change in any material respect that is adverse to ProLogis any of its methods, principles or practices of accounting in effect, except as may be required by the SEC, applicable Law or GAAP;

(vii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of ProLogis or Merger Sub; or

(viii) take any action inconsistent with any of the foregoing.

ARTICLE IV

ADDITIONAL COVENANTS

Section 4.1 Preparation of the Proxy Statement; Shareholders’ Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, Catellus and ProLogis shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4“), in which a joint proxy statement shall be included as a prospectus (the “Joint Proxy Statement/Prospectus“), and each of Catellus and ProLogis shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. ProLogis shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain the effectiveness of the Form S-4 through the Effective Time and to ensure that it complies in all material respects with the applicable provisions of the Exchange Act and Securities Act. ProLogis shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of ProLogis Common Shares in the Merger and Catellus shall furnish all information concerning Catellus and the holders of Catellus Common Stock as may be reasonably requested in connection with any such action. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement/Prospectus or for additional information and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement/Prospectus or the Merger.

(b) If, at any time prior to the receipt of the Catellus Stockholder Approval or the ProLogis Shareholder Approval, any event occurs with respect to Catellus or any Catellus Subsidiary, or any change occurs with respect to other information supplied by Catellus for inclusion in the Joint Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus, Catellus shall promptly notify ProLogis of such event, and Catellus and ProLogis shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and, as required by law, in disseminating the information contained in such amendment or supplement to ProLogis’s shareholders or Catellus’s stockholders.

(c) If, at any time prior to the receipt of the Catellus Stockholder Approval or the ProLogis Shareholder Approval, any event occurs with respect to ProLogis or any ProLogis Subsidiary, or change occurs with respect to other information supplied by ProLogis for inclusion in the Joint Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus, ProLogis shall promptly notify Catellus of such event, and ProLogis and Catellus shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and, as required by law, in disseminating the information contained in such amendment or supplement to ProLogis’s shareholders or Catellus’s stockholders.

(d) Catellus shall, as soon as practicable following the date on which the Joint Proxy Statement/Prospectus is cleared by the SEC, duly call, give notice of, convene and hold the

Catellus Stockholder Meeting for the purpose of seeking the Catellus Stockholder Approval (but in no event shall such meeting be held sooner than 20 business days, or later than 60 days, following the date the Joint Proxy Statement/Prospectus is mailed to its stockholders). Catellus covenants that, subject to Section 4.5, Catellus will, through its Board of Directors, recommend to its stockholders approval of the Merger and the other transactions contemplated by this Agreement and further covenants that the Joint Proxy Statement/Prospectus will include such recommendation. Catellus shall use its commercially reasonable efforts to cause the Catellus Stockholder Meeting to occur on the same day as the ProLogis Shareholder Meeting.

(e) ProLogis shall, as soon as practicable following the date on which the Joint Proxy Statement/Prospectus is cleared by the SEC, duly call, give notice of, convene and hold the ProLogis Shareholder Meeting for the purpose of seeking the ProLogis Shareholder Approval (but in no event shall such meeting be held sooner than ten days, or later than 60 days, following the date the Joint Proxy Statement/Prospectus is mailed to its shareholders). ProLogis shall, through its Board of Trustees, recommend to its shareholders approval of the Merger and the other transactions contemplated by this Agreement and further covenants that the Joint Proxy Statement/Prospectus will include such recommendation. ProLogis shall use its commercially reasonable efforts to cause the ProLogis Shareholder Meeting to occur on the same day as the Catellus Stockholder Meeting.

(f) If on the date for the Catellus Stockholder Meeting or any subsequent adjournment thereof pursuant to this Section 4.1(f), Catellus has not received proxies representing a sufficient number of Catellus Common Shares to approve the Merger (but less than a majority of the outstanding Catellus Common Shares have been voted against approval of the Merger), Catellus shall adjourn the Catellus Stockholder Meeting until such date as shall be mutually agreed upon by Catellus and ProLogis, which date shall not be more than 20 days after the date of adjournment, and shall continue to use its commercially reasonable efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the Catellus Stockholder Approval.

(g) If on the date for the ProLogis Shareholder Meeting or any subsequent adjournment thereof pursuant to this Section 4.1(g), ProLogis has not received proxies representing a sufficient number of ProLogis Common Shares to approve the Merger (but less than a majority of the outstanding ProLogis Common Shares have been voted against approval of the Merger), ProLogis shall adjourn the ProLogis Shareholder Meeting until such date as shall be mutually agreed upon by ProLogis and Catellus, which date shall not be more than 20 days after the date of adjournment, and shall continue to use its commercially reasonable efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the ProLogis Shareholder Approval.

Section 4.2 Access to Information; Confidentiality. Each of the parties shall, and shall cause its Subsidiaries to, afford to the other party and its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access upon reasonable prior notice and during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records but only to the extent that such access does not unreasonably interfere with its business or operations or that of its Subsidiaries and, during such period, each of the parties shall, and shall cause its Subsidiaries to furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws (unless publicly available on the SEC Edgar database) and (b) all other information concerning its business, properties and personnel as it may reasonably request. Upon either party’s reasonable request, the officers of the other party shall confer with representatives of the requesting party as promptly as practicable concerning operational matters, and in any event, shall promptly advise the other party orally and in writing of any Material Adverse Effect relating to such party. Each party will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, and will comply with the provisions of the letter agreement between Catellus and ProLogis dated as of May 5, 2004 (as the “Confidentiality Agreement”).

Section 4.3 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of ProLogis and Catellus agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from non-governmental third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement (including such agreements as may be reasonably necessary or desirable to minimize any excise Taxes pursuant to Section 280G of the Code). In addition, each of ProLogis and Catellus agrees to use their commercially reasonable efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger, this Agreement or the transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order, injunction, or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement entered by any court or other Governmental Entity vacated or reversed. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Catellus and ProLogis shall take all such necessary action. From the date of this Agreement through the Effective Time, ProLogis and Catellus shall timely file, or cause to be filed, with the SEC all SEC Documents required to be so filed.

(b) Catellus shall give prompt notice to ProLogis, and ProLogis shall give prompt notice to Catellus, if, to the applicable party’s Knowledge, (i) any representation or warranty made by it contained in this Agreement that is qualified by materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect, or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 4.3(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and, provided further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Section 5.2(b) or 5.3(b), as the case may be.

Section 4.4 Tax Treatment. ProLogis and Catellus shall each use its best efforts to cause the merger to be treated as a reorganization within the meaning of Section 368(a) of the Code. ProLogis or a ProLogis Subsidiary shall continue to own all of Merger Sub’s issued and outstanding shares of capital stock immediately prior to the Effective Time. Immediately prior to the Effective Time, ProLogis shall be in “control” of Merger Sub within the meaning of Section 368(c) of the Code. The parties shall treat the Merger for all U.S. federal income tax purposes as a reorganization under Section 368(a) of the Code, and shall not take any action that would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code and no party shall take any position inconsistent with such treatment.

Section 4.5 No Solicitation of Transactions.

(a) Subject to Section 6.1, none of Catellus or any Catellus Subsidiary shall, nor shall it authorize or permit, directly or indirectly, any officer, trustee, director, employee, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other agent, representative or Affiliate of Catellus or any Catellus Subsidiary to initiate, solicit, encourage or facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or participate in discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction. Catellus shall, and shall cause the Catellus Subsidiaries and, to the extent within Catellus’s or any Catellus Subsidiary’s control, to, and Catellus and the Catellus Subsidiaries shall, take all actions reasonably necessary to cause their respective officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, accountants, brokers, finders and any other agents, representatives or Affiliates to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Competing Transaction. Catellus shall be responsible for any failure on the part of its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, accountants, brokers, finders and any other agents, representatives or Affiliates to comply with this Section 4.5(a). Catellus shall promptly request (if not previously requested) each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition, stock sale, asset sale or otherwise) Catellus, any Catellus Subsidiary or any Catellus Joint Venture, if any, to return or destroy all confidential information heretofore furnished to such Person by or on behalf of Catellus or any Catellus Subsidiary or any Catellus Joint Venture.

(b) Catellus shall notify ProLogis in writing (as promptly as practicable but in any event within 24 hours of receipt) of the relevant details relating to all inquiries and proposals (including the identity of the parties, price and other terms thereof) which it or any of the Catellus Subsidiaries or any such officer, trustee, director, employee, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other representative or Affiliate may receive after the date hereof relating to any of such matters and shall promptly inform ProLogis in writing with respect to any such inquiry or proposal that becomes reasonably likely to lead to a proposal for a Competing Transaction, regardless of whether or not such proposal is likely to lead to a Superior Competing Transaction.

(c) For purposes of this Agreement, a “Competing Transaction“ means any of the following (other than the transactions expressly provided for in this Agreement): (i) any merger, consolidation, share exchange, business combination or similar transaction involving Catellus (or any of the material Catellus Subsidiaries); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of Catellus and the Catellus Subsidiaries, taken as a whole, in a single transaction or series of related transactions; or (iii) any tender offer or exchange offer for 15% or more of the voting power in the election of directors exercisable by the holders of outstanding equity securities of Catellus (or any of the material Catellus Subsidiaries).

(d) For all purposes of this Agreement, “Superior Competing Transaction“ means a bona fide written proposal made by a third party for a Competing Transaction (i) on terms which a majority of the Catellus Board of Directors determines in good faith, after consultation with its financial and legal advisors of nationally recognized reputation, are superior to Catellus’s stockholders to those provided for in the Merger and the other transactions contemplated by this Agreement (taking into account all financial and strategic considerations and other relevant factors, including relevant legal, financial, regulatory and other aspects of such proposals, and the conditions, contingencies, prospects and time required for and likelihood of completion of such proposal, in each case that are deemed relevant by the Catellus Board of Directors in good faith), and (ii) that was not solicited, encouraged or facilitated by Catellus or its Affiliates or any of their respective advisors in breach of this Section 4.5.

Section 4.6 Public Announcements. Catellus and ProLogis shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or the rules of any applicable stock exchange if it has used its commercially reasonable efforts to consult with the other party. In this regard, the parties shall make a joint public announcement of the transactions contemplated by this Agreement no later than (i) the close of trading on the New York Stock Exchange on the day this Agreement is signed, if such signing occurs during a business day and before the close of trading, or (ii) the opening of trading on the New York Stock Exchange on the business day following the date on which this Agreement is signed, if such signing does not occur during a business day or occurs after the close of trading.

Section 4.7 Transfer and Gains Taxes. ProLogis shall, with Catellus’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together, with any related interest, penalties or additions to Tax, “Transfer and Gains Taxes”).

Section 4.8 Employee Arrangements.

(a) Employees. Within 45 days after the date of this Agreement, ProLogis will notify Catellus of those Catellus Employees to whom ProLogis, in its sole discretion, will make offers of continued employment in connection with the Merger (the “Offered Employees“). Subject to the following provisions of this Section 4.8, ProLogis’s offers of continued employment to the Offered Employees shall be on such terms and conditions as ProLogis determines in its sole discretion and shall be effective as of and conditioned upon the Closing. Any Offered Employee who accepts ProLogis’s offer of employment and becomes an employee of ProLogis effective as of the Closing shall be referred to herein as a “Transferred Employee.” The employment of any employee of Catellus or the Catellus Subsidiaries who is not a Transferred Employee shall be terminated by Catellus or the Catellus Subsidiaries, as applicable, prior to the Closing (a “Non-Transferred Employee“).

(b) Severance Agreements. On the Closing Date, the Surviving Corporation shall assume and honor in accordance with their terms all Catellus Severance Agreements with respect to any employee of Catellus or the Catellus Subsidiaries (whether or not a Transferred Employee), and the Surviving Corporation shall not challenge the validity of any obligation of Catellus or any Catellus Subsidiary under any such Catellus Severance Agreement (whether or not arising before the Closing Date). Without limiting the foregoing, ProLogis expressly agrees that, with respect to any employee of Catellus or the Catellus Subsidiaries (whether or not a Transferred Employee) who is a party to or covered by a Catellus Severance Agreement, the Merger shall constitute a change of control for purposes of their respective Catellus Severance Agreements.

(c) Benefit Plans. Following the Closing Date, (i) ProLogis shall provide Transferred Employees with the same benefits that are provided to other similarly situated employees of ProLogis from time to time and (ii) solely for purposes of providing health care continuation coverage under section 4980B of the Code (“COBRA”), ProLogis shall continue to maintain the Catellus Benefit Plans in effect on the Closing Date until December 31, 2006 and shall assume full responsibility for providing COBRA continuation coverage under such Catellus Benefit Plans through December 31, 2006 to any Non-Transferred Employee or any qualified beneficiary with respect to any Non-Transferred Employee, in each case who was receiving, had elected or was entitled to elect COBRA continuation coverage as of the Closing Date. After December 31, 2006, any such COBRA continuation coverage shall be provided to such individuals under ProLogis Benefit Plans. With respect to any ProLogis Employee Benefit Plan which is an “employee benefit plan” as defined in Section 3(3) of ERISA and any other service based benefits (including vacations) in which Transferred Employees participate, solely for purposes of determining eligibility to participate, vesting and entitlement to benefits but not for purposes of accrual of benefits (other than accruals of vacation, sick or personal time), service with Catellus or any Catellus Subsidiary immediately prior to the Closing shall be treated for similar purposes as service with ProLogis; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. ProLogis shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Transferred Employees under any welfare benefit plans in which such employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Transferred Employees immediately prior to the Effective Time and (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Effective Time under a corresponding Catellus Employee Benefit Plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plans in which such employees are eligible to participate after the Effective Time as though such amounts had been paid in accordance with the terms and conditions of the plans and arrangements maintained by ProLogis. Transferred Employees shall retain all vacation days (including personal choice days and floating holidays) and sick days accrued as of the Effective Time. Non-Transferred Employees shall receive a cash payment for all vacation days (including personal choice days and floating holidays) and sick days accrued as of the Effective Time.

(d) 2005 Annual Bonuses. Following the Closing Date, ProLogis shall pay (or cause to be paid) each Transferred Employee their annual bonuses for 2005 in the amounts determined by Catellus immediately prior to the Closing Date at the earlier of (i) February 28, 2006 and (ii) the date that such Transferred Employee ceases to be employed by ProLogis or its Subsidiaries. Non-Transferred Employees shall be paid their annual bonuses for 2005 in the amounts determined by Catellus prior to the Closing Date at the earlier of (i) the date that the applicable Non-Transferred Employee ceases to be employed by Catellus and (ii) the Closing Date. In no event shall the aggregate amount of annual bonuses for 2005 to Catellus employees exceed the amount of the annual bonus pool for 2005 set forth on Schedule 2.1(f) of the Catellus Disclosure Letter.

Section 4.9 Indemnification; Trustees’ and Officers’ Insurance.

(a) It is understood and agreed that Catellus shall indemnify and hold harmless, and, after the Effective Time, ProLogis and the Surviving Corporation shall indemnify and hold harmless, each director and officer of Catellus or any of the Catellus Subsidiaries (the “Indemnified Parties”), as and to the same extent as such Indemnified Parties are indemnified by Catellus or the Catellus Subsidiaries as of the date hereof. Any Indemnified Party wishing to claim indemnification under this Section 4.9, upon learning of any such claim, action, suit, demand, proceeding or investigation, shall notify Catellus and, after the Effective Time, the Surviving Corporation, promptly thereof; provided, however, that the failure to so notify shall not affect the obligations of Catellus and the Surviving Corporation except to the extent such failure to notify materially prejudices such party.

(b) ProLogis agrees that all rights to indemnification existing in favor of, and all limitations of the personal liability of, the trustees, directors and officers of Catellus and the Catellus Subsidiaries provided for in the Catellus Certificate of Incorporation or Catellus Bylaws, as in effect as of the date hereof, with respect to matters occurring prior to the Effective Time, including the Merger, shall continue in full force and effect from and after the Effective Time. Prior to the Effective Time, Catellus shall purchase an extended reporting period endorsement under Catellus’s existing directors’ and officers’ liability insurance coverage for Catellus’s directors and officers, in a form reasonably acceptable to Catellus, which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to the insured persons than, the directors’ and officers’ liability insurance coverage presently maintained by Catellus, so long as such endorsement is available for an aggregate cost of not more than 300% of the existing annual premium (the “Maximum Premium Amount“); provided, however, that if such endorsement is not available for no more than the Maximum Premium Amount then Catellus shall purchase an endorsement in an amount and scope as great as can be obtained for the Maximum Premium Amount; and provided, further, that Catellus shall use its commercially reasonable efforts to acquire such endorsement at the lowest available cost from responsible insurers.

(c) This Section 4.9 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Catellus and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 4.9.

(d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 4.9.

Section 4.10 Assistance. From and after the date of this Agreement, if ProLogis requests, Catellus and the Catellus Subsidiaries shall cooperate, and shall use their commercially reasonable efforts to cause Catellus’s attorneys, accountants, investment bankers and financial advisors and other representatives to cooperate, in all reasonable respects in connection with any financing efforts (including the refinancing or assumption of existing indebtedness) of ProLogis or its Affiliates (including providing reasonable assistance in the preparation of one or more offering circulars, private placement memoranda, registration statements or other offering documents relating to debt or equity financing) and any other filings that may be made by ProLogis or its Affiliates, including, if applicable, with the SEC, all at the sole expense of ProLogis (or its Affiliates); provided, however, that Catellus shall not be required to take any action with respect to the financing if such action requires the approval of the Catellus Board of Directors. Catellus shall reasonably cooperate with ProLogis in obtaining surveys, title commitments, engineering reports, existing environmental reports or policies and appraisals with respect to the Catellus Properties (it being understood that such activities shall be conducted at ProLogis’s expense).

Section 4.11 Proxy Solicitor. Catellus and ProLogis shall each engage a nationally recognized proxy solicitor to assist in the solicitation of proxies from shareholders relating to the Catellus Stockholder Approval and the ProLogis Shareholder Approval.

Section 4.12 Resignations. Upon the written request of ProLogis, (i) Catellus shall use commercially reasonable efforts to obtain resignations from or, in lieu thereof, Catellus shall cause the removal of, any or all of the directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of each Catellus Subsidiary, effective as of the Closing, and (ii) if Catellus or any of its affiliated entities has the right to appoint any director (or person occupying a similar position in any limited liability company or other entity) or to cause the resignation or termination of any officer of any other entity in which Catellus

(directly or indirectly) owns an equity interest, Catellus use commercially reasonable efforts to obtain resignations or, in lieu thereof, Catellus shall cause the removal of, effective as of the Closing, such director and/or such officer.

Section 4.13 Sarbanes-Oxley Act Compliance. Catellus shall continue its existing and planned efforts to comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations adopted by the SEC thereunder, including preparing and maintaining appropriate controls, procedures and documentation to comply with Section 404 of the Sarbanes-Oxley Act and Item 308 of Regulation S-K promulgated thereunder.

Section 4.14 Listing of ProLogis Common Shares. ProLogis shall use its commercially reasonable efforts to cause the ProLogis Common Shares to be issued as part of the Merger Consideration to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Section 4.15 Declaration of Dividends.

(a) From and after the date of this Agreement, neither Catellus nor ProLogis shall make any dividend or distribution to its respective shareholders without the prior written consent of the other party; provided, however, the written consent of the other party shall not be required for the authorization and payment of (i) distributions at their respective stated dividend or distribution rates with respect to ProLogis Preferred Shares, (ii) quarterly distributions with respect to the Catellus Common Shares of up to $0.27 per share for the quarter ending September 30, 2005 and each quarter thereafter and (iii) quarterly distributions with respect to the ProLogis Common Shares of up to $0.37 per share for the quarter ending September 30, 2005 and for each quarter thereafter; provided, however, the record date for each distribution with respect to the Catellus Common Shares shall be the same date as the record date for the quarterly distribution for the ProLogis Common Shares, as provided to Catellus by notice not less than twenty (20) business days prior to the record date for any quarterly ProLogis distribution. The foregoing restrictions shall not apply, however, (i) to the extent a distribution (or an increase in a distribution) by Catellus or ProLogis is necessary for Catellus or ProLogis, as the case may be, to maintain REIT status, avoid the incurrence of any taxes under Section 857 of the Code, avoid the imposition of any excise taxes under Section 4981 of the Code, or avoid the need to make one or more extraordinary or disproportionately larger distributions to meet any of the three preceding objectives, (ii) to ProLogis with respect to any Corresponding ProLogis Dividend or (iii) to Catellus with respect to any Catellus Dividend.

(b) Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, Catellus shall declare and pay a dividend to its stockholders (the “Catellus Dividend”), the record date and payment date for which shall be the close of business on the last business day prior to the Closing Date, distributing cash in an amount equal to its estimated “real estate investment trust taxable income” (as such term is used in Section 857(a) of the Code and reflecting any dividends previously paid during the tax year that would be expected to give rise to a dividends paid deduction for such tax year, but before reduction for the dividend contemplated by this sentence) for the tax year of Catellus ending with the Merger, plus any other amounts determined by Catellus (in consultation with ProLogis) to be required to be distributed in order for Catellus to qualify as a REIT for such tax year and to avoid to the extent reasonably possible the incurrence of income or excise Tax by Catellus.

(c) If Catellus determines that it is necessary to declare a Catellus Dividend, Catellus shall notify ProLogis at least 20 days prior to the date for the Catellus Stockholders Meeting, and ProLogis shall be entitled to declare a dividend per share payable to holders of ProLogis Common Shares, the record date for which shall be the close of business on the last business day prior to the Effective Time, in an amount per ProLogis Common Share equal to the quotient obtained by dividing (x) the Catellus Dividend with respect to each Catellus Common Share by (y) 0.822 (the “Corresponding ProLogis Dividend“). If, and to the extent, the terms of any series of ProLogis Preferred Shares require the payment of a dividend by reason of the payment of the Corresponding ProLogis Dividend, ProLogis shall declare and pay any such required dividends and distributions.

Section 4.16 Affiliates. Prior to the Effective Time of the Merger, Catellus shall cause to be prepared and delivered to ProLogis a list (reasonably satisfactory to counsel for ProLogis) identifying all Persons who, at the time of the Catellus Stockholder Meeting and the ProLogis Shareholder Meeting, may be deemed to be “affiliates” of Catellus as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates“). Catellus shall use its commercially reasonable efforts to cause each Person who is identified as a Rule 145 Affiliate in such list to deliver to ProLogis on or prior to the Effective Time of the Merger a written agreement in the form attached as Exhibit C. ProLogis shall be entitled to place legends as specified in such written agreements on the certificates representing any ProLogis Common Shares to be received pursuant to the terms of this Agreement by such Rule 145 Affiliates who have executed such agreements and to issue appropriate stop transfer instructions to the transfer agent for the ProLogis Common Shares issued to such Rule 145 Affiliates, consistent with the terms of such agreements.

Section 4.17 Change of Structure. Upon the request of ProLogis prior to the date that the Joint Proxy Statement/Prospectus is first mailed to Catellus Stockholders or ProLogis Shareholders, the parties shall use their commercially reasonable efforts to amend this Agreement to provide, in lieu of the Merger described herein, either that (i) a new publicly traded holding company of Catellus and its Subsidiaries (“New Holdco“) shall be created in a transaction qualifying as a reorganization under Section 368(a)(1)(F) of the Code and, thereafter, New Holdco shall merge with and into Merger Sub, with Merger Sub as the surviving corporation of the merger, or (ii) Catellus shall be merged with and into ProLogis, with ProLogis as the surviving entity in the merger. All other terms and conditions of this Agreement as so amended shall remain, to the extent practicable, the same as provided in this Agreement on the date hereof.

ARTICLE V

CONDITIONS PRECEDENT

Section 5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to this Agreement to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or waiver (if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. Each of the Catellus Stockholder Approval and the ProLogis Shareholder Approval shall have been obtained.

(b) NYSE Listing. The ProLogis Common Shares to be issued as part of the Merger Consideration shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(d) Other Approvals. All consents, approvals, permits and authorizations required to be obtained from any Governmental Entity as indicated in Schedule 5.1(d) of the Catellus Disclosure Letter in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained (as the case may be).

(e) Registration Statement. The Form S-4 shall have become effective under the Securities Act and shall not be subject to any stop order or proceedings seeking a stop order.

Section 5.2 Conditions to Obligations of ProLogis and Merger Sub. The obligations of ProLogis and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are further subject to the following conditions, any one or more of which may be waived by ProLogis and Merger Sub:

(a) Representations and Warranties. The representations and warranties of Catellus set forth in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.1 and (y) to the extent any representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, Catellus Material Adverse Effect or any similar qualification or limitation), individually or in the aggregate, would not or would not reasonably be likely to have a Catellus Material Adverse Effect, and ProLogis shall have received a certificate signed on behalf of Catellus by the Chief Executive Officer and the Chief Financial Officer of Catellus to such effect.

(b) Performance of Covenants and Obligations of Catellus. Catellus shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and ProLogis shall have received a certificate signed on behalf of Catellus by the Chief Executive Officer and the Chief Financial Officer of Catellus to such effect.

(c) Material Adverse Change. Since the date of this Agreement, there shall have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a Catellus Material Adverse Effect. ProLogis shall have received a certificate signed on behalf of Catellus by the Chief Executive Officer and the Chief Financial Officer of Catellus to such effect.

(d) Opinion Relating to REIT Status. ProLogis shall have received an opinion dated as of the Closing Date of O’Melveny & Myers LLP or another nationally recognized law firm, in form and substance reasonably satisfactory to ProLogis, to the effect that Catellus has qualified for treatment as a REIT under the Code for its taxable year ending December 31, 2004, and that Catellus’s organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending in 2005. For purposes of such opinion, O’Melveny & Myers LLP or such other nationally recognized law firm may rely on customary exceptions, qualifications, assumptions and representations for opinions of this type.

(e) Opinion Relating to the Merger. ProLogis shall have received an opinion dated as of the Closing Date from Mayer, Brown, Rowe & Maw LLP, based upon customary certificates and letters, which letters and certificates are to be in a form to be agreed upon by the parties and dated the Closing Date, and with customary exceptions, assumptions and qualifications, to the effect that if the Merger is consummated in accordance with the terms of this Agreement, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.3 Conditions to Obligations of Catellus. The obligations of Catellus to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are further subject to the following conditions, any one or more of which may be waived by Catellus:

(a) Representations and Warranties. The representations and warranties of ProLogis set forth in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.2 and (y) to the extent any representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, ProLogis Material Adverse Effect or any similar qualification or limitation), individually or in the aggregate, would not or would not reasonably be likely to have a ProLogis Material Adverse Effect, and Catellus shall have received a certificate signed on behalf of ProLogis by the Chief Executive Officer and the Chief Financial Officer of ProLogis to such effect.

(b) Performance of Covenants or Obligations of ProLogis. ProLogis shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Catellus shall have received a certificate signed on behalf of ProLogis by the Chief Executive Officer and the Chief Financial Officer of ProLogis to such effect.

(c) Material Adverse Change. Since the date of this Agreement, there shall have occurred no change, events or circumstances which, individually or in the aggregate, would have a ProLogis Material Adverse Effect. Catellus shall have received a certificate signed on behalf of ProLogis by the Chief Executive Officer and Chief Financial Officer of ProLogis to such effect.

(d) Opinion Relating to REIT Status. Catellus shall have received an opinion dated as of the Closing Date, of Mayer, Brown, Rowe & Maw LLP, in form and substance reasonably satisfactory to Catellus, to the effect that, (i) commencing with its taxable year ending December 31, 2000 through and including the taxable year ending December 31, 2004, ProLogis qualified for treatment as a REIT under the Code, and that ProLogis’s organization and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code commencing with its taxable year ending on December 31, 2005 and each year thereafter and (ii) Merger Sub is organized in conformity with the requirements for qualification and taxation as a REIT under the Code and, commencing with its taxable year ending December 31, 2005, and continuing thereafter, Merger Sub’s proposed method of operations will enable it to satisfy the requirements for such qualification and taxation as a REIT under the Code. For purposes of such opinion, Mayer, Brown, Rowe & Maw LLP may rely on customary exceptions, qualifications, assumptions and representations for opinions of this type.

(e) Opinion Relating to the Merger. Catellus shall have received an opinion dated the Closing Date from O’Melveny & Myers LLP, based upon customary certificates and letters, which letters and certificates are to be in a form to be agreed upon by the parties and dated the Closing Date, and with customary exceptions, assumptions and qualifications, to the effect that if the Merger is consummated in accordance with the terms of this Agreement, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VI

BOARD ACTIONS

Section 6.1 Board Actions. Notwithstanding Section 4.5 or any other provision of this Agreement to the contrary, Catellus may:

(a) disclose to its shareholders any information required to be disclosed under applicable Law;

(b) to the extent applicable, comply with Rule 14e-2(a) promulgated under the Exchange Act with respect to a Competing Transaction; provided, however, that neither Catellus nor its Board of Directors shall be permitted to approve or recommend a Competing Transaction except in compliance with, and as contemplated by, Section 6.1(e);

(c) if it receives a proposal for a Competing Transaction (that was not solicited, encouraged or facilitated in violation of Section 4.5), (x) furnish non-public information with respect to Catellus and the Catellus Subsidiaries to the Person who made such proposal (provided that Catellus (i) has previously or concurrently furnished such information to ProLogis and (ii) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to Catellus as the Confidentiality Agreement) and (y) contact such third party and its advisors solely for the purpose of clarifying the proposal and any material contingencies and the capability of consummation, so as to determine whether the proposal for a Competing Transaction is reasonably likely to lead to a Superior Competing Transaction;

(d) if its Board of Directors determines in good faith (after consulting with its outside counsel and financial advisors of nationally recognized reputation) that a proposal for a Competing Transaction (which proposal was not solicited, encouraged or facilitated in violation of Section 4.5) is reasonably likely to lead to a Superior Competing Transaction, continue to furnish non-public information and participate in negotiations regarding such proposal; and

(e) if its Board of Directors determines in good faith (after consulting with its outside legal counsel and financial advisors of nationally recognized reputation) that such action is consistent with its fiduciary duties under applicable Law, approve or recommend (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger) a Superior Competing Transaction or enter into an agreement with respect to such Superior Competing Transaction if but only if, Catellus: (A) complies fully with Section 4.5 and this Article VI and (B)(i) provides ProLogis with at least three (3) business days’ prior written notice of its intent to withdraw, modify, amend or qualify its recommendation of this Agreement or the Merger, (ii) if, in the event that during such three (3) business days ProLogis makes a counter proposal to such Superior Competing Transaction (any such counter proposal being referred to in this Agreement as a “Counter Proposal“), the Catellus Board of Directors in good faith, after consultation with its outside legal counsel and financial advisors of recognized reputation, determines that the Counter Proposal is not at least as favorable to Catellus stockholders as the Superior Competing Transaction (taking into account all financial and strategic considerations and other relevant factors, including relevant legal, financial, regulatory and other aspects of such proposals, and the conditions, prospects and time required for completion of such proposal, in each case as deemed relevant by the Catellus Board of Directors in good faith) and (iii) Catellus shall have terminated this Agreement in accordance with Section 7.1(i) and paid the ProLogis Break-Up Fee and ProLogis Expenses.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger whether before or after the Catellus Stockholder Approval or ProLogis Shareholder Approval is obtained:

(a) by mutual written consent duly authorized by the Board of Directors of Catellus and the Board of Trustees of ProLogis;

(b) by ProLogis, upon a breach of any representation, warranty, covenant or agreement on the part of Catellus set forth in this Agreement, or if any representation or warranty of Catellus shall have become untrue, in either case such that the conditions set forth in Section 5.2(a) or 5.2(b), as the case may be, would be incapable of being satisfied by December 31, 2005 (the “Termination Date”);

(c) by Catellus, upon a breach of any representation, warranty, covenant or agreement on the part of ProLogis set forth in this Agreement, or if any representation or warranty of the ProLogis shall have become untrue, in either case such that the conditions set forth in Section 5.3(a) or 5.3(b), as the case may be, would be incapable of being satisfied by the Termination Date;

(d) by either ProLogis or Catellus, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

(e) by either ProLogis or Catellus, if the Merger shall not have been consummated before the Termination Date; provided, however, that a party that has materially breached a representation, warranty or covenant of such party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(e);

(f) by ProLogis if, upon a vote at a duly held Catellus Stockholder Meeting or any adjournment thereof, the Catellus Stockholder Approval shall not have been obtained;

(g) by Catellus if, upon a vote at a duly held ProLogis Shareholder Meeting or any adjournment thereof, the ProLogis Shareholder Approval shall not have been obtained;

(h) by ProLogis, if (i) prior to the Catellus Stockholder Meeting the Board of Directors of Catellus or any committee thereof shall have withdrawn, amended or modified in any manner adverse to ProLogis its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any Superior Competing Transaction, (ii) Catellus shall have entered into any agreement with respect to any Superior Competing Transaction or (iii) the Board of Directors of Catellus or any committee thereof shall have resolved to do any of the foregoing; or

(i) by Catellus, if it has complied with Sections 4.5 and 6.1 and the Board of Directors of Catellus has approved or recommended (and in connection therewith withdrawn or modified its approval or recommendation of this Agreement and the Merger) a Superior Competing Transaction or resolved to enter into an agreement with respect to such Superior Competing Transaction.

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Affiliate of any such party or any of their respective officers, directors or trustees, whether prior to or after the execution of this Agreement. A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision in this Section 7.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 7.1 for any such termination.

Section 7.2 Expenses.

(a) Except as otherwise specified in this Section 7.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense; provided, however, that the printer costs and expenses in connection with the Form S-4 (other than the registration fee, which shall be borne by ProLogis) shall be borne equally by ProLogis and Catellus.

(b) Catellus agrees that if this Agreement shall be terminated pursuant to (A) Section 7.1(b) or 7.1(f), then Catellus will pay to ProLogis, or as directed by ProLogis, an amount equal to the ProLogis Break-Up Expenses or (B) Section 7.1(f) (but only if the Board of Directors of Catellus or any committee thereof shall have withdrawn, modified, amended or qualified in any manner adverse to ProLogis its approval or recommendation of the Merger or this Agreement), 7.1(h) or 7.1(i), then Catellus will pay to ProLogis, or as directed by ProLogis, an amount equal to the sum of the ProLogis Break-Up Fee and the ProLogis Break-Up Expenses. Catellus also agrees that if this Agreement is terminated pursuant to Section 7.1(b) or 7.1(f) and (A) after the date hereof and prior to such termination, a Person (or any representative of such Person) has made any inquiry or proposal relating to a Competing Transaction and (B) within one year of any such termination Catellus shall consummate a Competing Transaction with such Person, then, Catellus shall pay to ProLogis, or as directed by ProLogis, an amount equal to the ProLogis Break-Up Fee. Payment of any amounts payable pursuant to this Section 7.2(b) shall be made, as directed by ProLogis, by wire transfer of immediately available funds promptly, but in no event later than two business days after the amount is due as provided herein (except in the case of termination by Catellus pursuant to Section 7.1(i), in which case such amount shall be paid as a condition precedent to such termination). For purposes of this Agreement, the “ProLogis Break-Up Fee” shall be an amount equal to $90 million. For purposes of this Agreement, the “ProLogis Break-Up Expenses” shall be an amount equal to $8 million.

(c) If this Agreement shall be terminated pursuant to Section 7.1(c) or 7.1(g), then ProLogis thereupon shall be liable to pay to Catellus an amount equal to $20 million.

(d) The foregoing provisions of this Section 7.2 have been agreed to by each of the parties hereto in order to induce the other parties to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, it being agreed and acknowledged by each of them that the execution of this Agreement by them constitutes full and reasonable consideration for such provisions.

(e) In the event that either ProLogis or Catellus is required to file suit to seek all or a portion of the amounts payable under this Section 7.2, and such party prevails in such litigation, such party shall be entitled to all expenses, including attorneys’ fees and expenses, which it has incurred in enforcing its rights under this Section 7.2.

Section 7.3 Effect of Termination. In the event of termination of this Agreement by either Catellus or ProLogis as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of ProLogis or Catellus, other than the last sentence of Section 4.2, Section 7.2, this Section 7.3 and Article VIII and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or a failure or refusal by such party to consummate the transactions contemplated hereby when such party was obligated to do so in accordance with the terms hereof.

Section 7.4 Amendment. This Agreement may be amended by the parties in writing by action of their respective Boards of Trustees or Boards of Directors, as applicable, at any time before or after the Catellus Stockholder Approval or ProLogis Shareholder Approval is obtained and prior to the filing of the Certificate of Merger with the Secretary of State of Delaware;

provided, however, that, after the Catellus Stockholder Approval is obtained, no such amendment, modification or supplement shall alter the amount or change the form of the Merger Consideration to be delivered to Catellus’s stockholders or alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect Catellus’s stockholders; provided further, that, after the ProLogis Shareholder Approval is obtained, no such amendment, modification or supplement shall alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect ProLogis’s shareholders.

Section 7.5 Extension; Waiver. At any time prior to the Effective Time, each of Catellus and ProLogis may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)	if to ProLogis, to:

ProLogis

14100 East 35th Place

Aurora, Colorado 80011

Attn: General Counsel

Fax: (303) 576-2761

with a copy to:

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606

Attn:        Michael T. Blair, Esq. or

                D. Michael Murray, Esq.

Fax:         (312) 701-7711

(b)	if to Catellus, to:

Catellus Development Corporation

201 Mission Street

San Francisco, California 94105

Attn: General Counsel

Fax: (415) 974-4613

with a copy to:

O’Melveny & Myers, LLP

400 South Hope Street

Los Angeles, California 90017

Attn: Mark Easton, Esq.

Fax: (213) 430-6407

Section 8.3 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” is used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Confidentiality Agreement and the other agreements entered into in connection with the transactions (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and, (ii) except for the provisions of Article I and Section 4.9, are not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 8.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in Wilmington, Delaware or in any State court located in Wilmington, Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (i) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal or State court located in Wilmington, Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

Section 8.9 Exhibits; Disclosure Letter. All Exhibits referred to herein and in the Catellus Disclosure Letter are intended to be and hereby are specifically made a part of this Agreement.

ARTICLE IX

CERTAIN DEFINITIONS

Section 9.1 Certain Definitions.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate Cash Consideration” means $1,255,000,000 less the sum of (i) the Aggregate Dissenter’s Value and (ii) the amount of cash payable with respect to Catellus Options and Catellus RSUs pursuant to Section 1.11.

“Aggregate Dissenter’s Value“ means the product of (i) the aggregate number of Dissenting Shares determined at Closing and (ii) $33.81.

“Catellus Employee Benefit Plans” means all “employee benefit plans,” as defined in Section 3(3) of ERISA, Catellus Pension Plans and all other employee compensation and benefit arrangements or payroll practices, including severance pay, sick leave, vacation pay, salary continuation for disability, employment or other compensation agreements, retirement, deferred compensation, bonus (including any retention bonus plan), long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs maintained by Catellus or any of the Catellus Subsidiaries or with respect to which Catellus or any of the Catellus Subsidiaries has any liability.

“Catellus Subsidiary” means each Subsidiary of Catellus.

“Knowledge” where used herein with respect to Catellus and any Catellus Subsidiary shall mean the actual (and not constructive or imputed) knowledge of the persons named in Schedule 9.1 of the Catellus Disclosure Letter and where used with respect to ProLogis and any ProLogis Subsidiary shall mean the actual (and not constructive or imputed) knowledge of Jeffrey H. Schwartz, Walter C. Rakowich, Edward S. Nekritz and J. Charles Martin.

“Law” means any statute, law, common law, regulation, rule, order, decree, code, judgment, ordinance or any other applicable requirement of any Governmental Entity applicable to ProLogis or Catellus or any of their respective Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“ProLogis Common Shares” means the common shares of beneficial interest, par value $0.01 per share, of ProLogis.

“ProLogis Employee Benefit Plans” means all “employee benefit plans,” as defined in Section 3(3) of ERISA, ProLogis Pension Plans and all other employee compensation and benefit arrangements or payroll practices, including severance pay, sick leave, vacation pay, salary continuation for disability, consulting or other compensation agreements, retirement, deferred compensation, bonus (including any retention bonus plan), long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs maintained by ProLogis or any of the ProLogis Subsidiaries or with respect to which ProLogis or any of the ProLogis Subsidiaries has any liability.

“ProLogis Subsidiary” means each Subsidiary of ProLogis.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity (excluding the entities defined as Catellus Joint Ventures) of which such Person (either directly or through or together with another Subsidiary of such Person) owns either (A) a general partner, managing member or other similar interest or (B) more than 50% of the voting stock, value of or other equity interests (voting or non-voting) of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Tax” or “Taxes” means all taxes, charges, fee, levies, and other assessments, including income, gross receipts, excise, property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code), social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, including estimated taxes, imposed by the United States of America or any other taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined, or any other basis, and any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to any such taxes, charges, fees, levies or other assessments.

“Tax Protection Agreement” means any agreement, oral or written, (A) that has as one of its purposes to permit a Person to take the position that such Person could defer federal taxable income that otherwise might have been recognized upon a transfer of property to Catellus or any

Catellus Subsidiary or any Catellus Joint Venture or to ProLogis or any ProLogis Subsidiary or any ProLogis Joint Venture, as applicable, that is treated as a partnership for federal income tax purposes, and that (i) prohibits or restricts in any manner the disposition of any assets of Catellus, any Catellus Subsidiary or any Catellus Joint Venture, or of ProLogis or any ProLogis Subsidiary or any ProLogis Joint Venture, as applicable, (ii) requires that Catellus, any Catellus Subsidiary or any Catellus Joint Venture, or ProLogis or any ProLogis Subsidiary or any ProLogis Joint Venture, as applicable, maintain, put in place, or replace indebtedness, whether or not secured by one or more of the Catellus Properties or ProLogis Properties, as applicable, or (iii) requires that Catellus, any Catellus Subsidiary or any Catellus Joint Venture, or ProLogis or any ProLogis Subsidiary or any ProLogis Joint Venture, as applicable, offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including through a “deficit restoration obligation,” guarantee (including a “bottom” guarantee), indemnification agreement or other similar arrangement), the risk of loss for federal income tax purposes for indebtedness or other liabilities of Catellus, any Catellus Subsidiary or any Catellus Joint Venture, or ProLogis or any ProLogis Subsidiary or any ProLogis Joint Venture, as applicable, (B) that specifies or relates to a method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of Catellus, a Catellus Subsidiary or a Catellus Joint Venture, or ProLogis or any ProLogis Subsidiary or any ProLogis Joint Venture, as applicable, or (C) that requires a particular method for allocating one or more liabilities of Catellus, any Catellus Subsidiary or any Catellus Joint Venture, or ProLogis or any ProLogis Subsidiary or any ProLogis Joint Venture, as applicable, under Section 752 of the Code.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Teachers Loan” means the loan associated with the term sheet between Catellus and Teachers Insurance and Annuity Association of America for a financing/refinancing of a pool of assets in the aggregate amount of approximately $135.1 million.

“Voting Debt” means bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in Catellus, any Catellus Subsidiary, ProLogis, or any ProLogis Subsidiary, as applicable, may vote.

[Signatures begin on the next page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PROLOGIS

By:	/s/ Jeffrey H. Schwartz
Name:	Jeffrey H. Schwartz
Title:	Chief Executive Officer

PALMTREE ACQUISITION CORPORATION

By:	/s/ Jeffrey H. Schwartz
Name:	Jeffrey H. Schwartz
Title:	Chief Executive Officer

CATELLUS DEVELOPMENT CORPORATION

By:	/s/ Nelson C. Rising
Name:	Nelson C. Rising
Title:	Chairman of the Board & Chief Executive Officer